UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

6     SMIC Annual Report 2011

Cautionary Statement for Purposes of The “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Annual Report 2011     7

Additional Information

References in this annual report to:

  “2012 AGM” are to the Company’s Annual General Meeting scheduled to be held on around June 7, 2012;

  “Board” are to the board of directors of the Company;

  “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

  “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

  “Director(s)” are to the director(s) of the Company;

  “EUR” are to Euros;

  “global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

  “HK$” are to Hong Kong dollars;

  “JPY” are to Japanese Yen;

  “Listing Rules” are to the Rules Governing the Listing of Securities on the SEHK, as amended from time to time;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “RMB” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited; and

  “US$” or “USD” are to U.S. dollars.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

8     SMIC Annual Report 2011

Corporate Information

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered under	Suite 3003
Part XI of the Companies Ordinance	30th Floor
9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company Secretary	Anne Wai Yui Chen

Authorized representatives	Zhang Wenyi
Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

Financial Calendar
Announcement of 2011 results	March 29, 2012
Book closure period	June 4, 2012 to June 7, 2012,
both days inclusive
Annual general meeting	June 7, 2012
Financial year end	December 31

SMIC Annual Report 2011     9

Financial Highlights

Total Revenue

Revenue (US$ million)
2,000
1,500
1,000
500
0
2007
2008
2009
2010
2011

Sales by Region

16%
29%
55%
2010
12%
33%
55%
2011
China (incl. Hong Kong)
USA
Eurasia

Sales by Application

8%
3%
40%
49%
2010
10%
3%
45%
42%
2011
Computing
Consumer
Communication
Others

Wafer Sales by Technology

5%
17%
17%
28%
33%
2010
19%
13%
10%
35%
23%
2011
0.35μm
0.18μm
0.13μm
90nm
65nm and below

SMIC Annual Report 2011     11

Letter to Shareholders

Dear Shareholders,

2011 Overview
2011 was a challenging year. Externally, we experienced a supply chain disruption from the Japan earthquake, customer inventory issues due to the weak economic situation as well as some customers’ product transitions to 65nm and 45nm. Internally, SMIC experienced the loss of its Chairman and underwent a management change. But we have pressed forward, and now, we are on track in implementing new initiatives and strategies within the company.

Direction and Strategy
Our aim is sustainable profitability as we position to be the preferred and most advanced foundry provider in China and continue partnering with international and domestic customers. In order to achieve this, our long-term strategy is to maintain our technology advancement while pursuing value-added differentiation. Based on market sizing, growth and margin trends, as well as our potential capability and resources, we have identified niche product lines in which we aim to strengthen our unique value-propositions. In some of these segments, we offer unique solutions, technology and IP in order to enable our customers to excel in these respective markets.

Operations
Operationally, we continue to emphasize production improvement and customer service. To maintain stable yield and competitive cycle time for the purpose of customer satisfaction, we have instituted comprehensive systems and controls as well as continuous operational improvement activities on a daily basis. As a result, positive customer feedback is a testament to our strengthened team and improved performance and operations. In the fourth quarter of 2011, a leading customer ranked our Shanghai fab the number one 8-inch fab among all of its foundry suppliers. After achieving over 1 billion unit shipments of power management processors with an outstanding delivery record over the past years, another leading customer awarded us for our excellent track record in supporting their power management processor.

Sales
Looking into our sales strategies, we continue to work vigorously with our international customers, and continue our service support of the growing Chinese fabless industry. North America continues to contribute more than half of our revenue and our Eurasia sales region contributes more than one-tenth.

Our China fabless wafer revenue grew 16% in 2011 compared to 2010 and accounted for about 30.6% of our total wafer revenue in 2011. The overall demand in China is still relatively strong. Additionally, an increasing number of Chinese customers are taping out 65nm and 55nm with us, in various communications and consumer applications. We believe SMIC is currently well positioned to capture the market opportunity in China with its strategic location and possession of advanced semiconductor manufacturing capability and foreign export licenses.

12     SMIC Annual Report 2011

Letter to Shareholders

Technology
On our 65nm technology, our Beijing fab’s 65nm service continued to improve on both cycle time and defect density. In the fourth quarter of 2011, 65nm contributed 21% of our wafer revenue, and we hope to continue to grow our 65nm business to near 30% at the end of 2012 as the 65nm utilization in our Beijing fab rises due to increasing demand from customers. Total new tape-outs grew 8.7% in 2011 compared to 2010 with the increase mainly coming from 65nm and below with key growth drivers from mobile and tablet applications.

As for technology development, we are very encouraged by our 45/40nm progress, with very positive feedback from our customers. Our 45/40nm service has become competitive with respect to our peers. We have already begun early risk production, and 45/40nm contributed 0.3% of wafer revenue in the fourth quarter of 2011. We achieved competitive yield in a relatively short period of time and our 45/40nm product qualities have met and exceeded our customers’ expectations. We are also collaborating with our Chinese customers in the mobile and tablet areas using this node. In 2011, we had 9 new tape-outs for 45/40nm. With our efforts in IP last year, our 45/40nm IP library became increasingly robust, complete, and ready to simultaneously support customer-owned tooling (COT) and non-COT customers in early 2012. This should bring us more new tape-outs for 45/40nm and widen our opportunities in advanced technology business. Our 32/28nm development is on schedule, and we target to have the process ready in 2013.

Looking Forward
In 2012 the first and second quarters look encouraging with positive revenue guidance for the first quarter and indications of an optimistic second quarter. We recognize the possible challenges ahead and will continue working to increase fab loading and speed up technology development and differentiation, aiming for sustainable profitable growth for the long-term. We remain cautious and diligent in executing our business plan for the best interests of all of our shareholders.

We express our sincere gratitude to our shareholders, customers, vendors, and employees for their continued commitment and support.

Zhang Wenyi	TY Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China
March 29, 2012

SMIC Annual Report 2011     13

Business Review

In 2011, under the leadership of our new Chairman and Chief Executive Officer, the Company has solidified its long-term strategy and vision for growing SMIC profitably via continued technology advancement while pursuing value-added differentiation. With the new management’s long-standing solid experience in foundry management, operations and R&D in the US, Taiwan, Malaysia and China, together with our clear market leadership within China, world-class operations and customer services, SMIC is ready to grow globally. In addition, 2011 was a milestone year for SMIC’s advanced 65nm technology achievement, which is a strong testament to SMIC’s technology capability. The revenue contribution from 65nm technology almost tripled, representing 18.5% of total wafer revenue in 2011 compared to 5.4% in 2010.

However, the overall business environment in 2011 was challenging due to the weak economic situation as well as the overall semiconductor industry inventory stocking issues. As a result, SMIC’s overall utilization in 2011 was 68.9% compared to 96.1% in 2010. Despite this, following the successful product transition and qualification of some of SMIC’s major customers in late 2011, the order momentum has continued to ramp up. In retrospect, fourth quarter 2011 was the business downturn trough and we are excited to enter into 2012.

Financial Overview

As a result of the very challenging environment in 2011, the Company’s sales totaled US$1,319.5 million, compared to US$1,532.4 million in 2010. During the year, we generated US$398.4 million in cash from operations. Capital expenditures in 2011 totaled $765.1 million, which was mainly allocated to 65nm technology in our Beijing fab and 45nm technology in our Shanghai 12-inch fab for advanced technology expansion and development. Looking ahead, our number one job is to ensure that SMIC grows profitably over the long term. To achieve this, we will continue to focus on precision execution, cost savings, efficiency improvement, customer service excellence and fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base, comprised of leading IDMs, fabless semiconductor companies and system companies.

Geographically, customers from North America contributed 55.0% of the overall revenue in 2011, compared to 55.3% in 2010, and remained the largest customer base for SMIC in 2011 contributing a large portion to our advanced nodes revenue. Leveraging on our strategic position in China, our China business has remained stable in 2011; despite the overall weakness of other regions. Revenue contribution from China has increased from 28.9% in 2010 to 32.7% in 2011.

In terms of applications, consumer applications contributed 45.1% to our overall revenue, and was the largest contributing sector in 2011 mainly attributable to the strengths in digital television (DTV), set-top box (STB) and gaming consoles. Meanwhile, contribution from communication applications decreased from 49.3% in 2010 to 41.9% in 2011. This was largely because some of the major customers in this sector underwent product transition, thus temporarily affecting our revenue during the year.

Broken down by technology, wafer revenue contribution from advanced technology of 90nm and below has grown from 22.9% in 2010 to 28.4% in 2011. Within 2011, we have also extended our 65nm technology offering into 55nm in order to broaden our product portfolio in advanced technology. Also, we were pleased to see wafer revenue from advanced 45nm technology had started to contribute in late 2011, representing 0.3% of the wafer revenue in the fourth quarter of 2011.

14     SMIC Annual Report 2011

Business Review

In 2011, we engaged 24 new customers. A majority of them were Chinese fabless companies, where we experienced the fastest growth. According to IHS iSuppli, China’s fabless market is set to double by 2015 with a compounded annual growth rate in revenue of 15.7%, from US$5.2 billion in 2010 to US$10.7 billion in 2015. Notably, our objective for China business growth is not just set to grow in revenue figures, but also to grow the number of new designs using advanced technology nodes — some of our Chinese customers are currently looking into working with us on 40nm in 2012. This clearly demonstrates that China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the China market growth potential, we will continue to deepen our collaboration with Chinese customers. Meanwhile, we are aggressively looking into widening our customer base and expanding our business opportunities globally.

Research and Development

In 2011, our research and development expenses were $191.5 million, which represented 14.5% of our sales.

The research and development (R&D) efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC in 2011 has achieved many significant milestones. In the area of advanced logic process technologies, 55nm low-leakage (LL) process technology, a half node derivative from the existing 65nm LL, was released for volume manufacturing early in the year, 45nm and 40nm (LL) passed qualification in partnership with major customers both domestic and abroad and started risk production in the fourth quarter of 2011, the development of 28nm process technologies is underway and on schedule with respect to the planned roadmap, and pathfinding on 22/20nm process technology also started in the fourth quarter of 2011. The 55nm LL and 40nm LL process technologies are complemented with silicon-based SPICE models, PDK, DRC and silicon-validated IP for supporting mixed-signal and RF product design of customers. In the memory process technologies, 0.13µm e-EEPROM process technology for bank cards/social security cards and 90nm eFlash for high-end smart cards have been successfully set up and are under product-based testing, and 90nm ETOX NOR Flash was brought into production. In the CMOS image sensor process technology area, 1.75µm pixel device was successfully developed and qualified, and ready for 2 and 3 megapixel applications. On the process technology for power management (PMIC), a major program to support the 10/30/35 volt platform was successfully developed, qualified and is now supporting volume production of multiple products. Lastly, our CMOS based MEMS (CMEMS), Integrated Passive Devices (IPD), and Through Silicon Via (TSV) programs have achieved major milestones and will be ready for initial production at specific time points in 2012. During 2011, SMIC achieved about 1,000 patent filings as a result of its R&D activities.

We employ approximately over 450 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities in China and around the world. To address the planned R&D activities in 2012-2013, the Technology Research & Development business function unit carried out organization building and restructuring in 2011 for improved operational efficiency and the organization is planning to increase manpower by more than 10% in 2012.

Outlook for 2012

Our overall outlook for 2012 is cautiously optimistic. With increased customer confidence and a recovering economy, we are seeing some rebound in the first quarter, and we are targeting continued growth in the second quarter. We are on track to implement new initiatives and strategies within SMIC and are proud to see some positive initial results, including even closer customer partnerships, and increased fab utilization for our Shanghai 8-inch and Beijing 12-inch fabs. Through 2012, we will continue to work diligently with our partners to ensure world-class performance and leadership. We believe our growth drivers in 2012 will be continued 65nm loading, new 45nm ramp up for various communication and consumer products, and some 8-inch niche products.

16     SMIC Annual Report 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2009, 2010 and 2011 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2007 and 2008 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands, except for per share and per ADS data)
Sales	$1,319,466	$1,532,449	$1,037,665	$1,322,092	$1,523,502
Cost of sales(1)	1,217,525	1,229,266	1,158,148	1,393,788	1,390,187
Gross profit (loss)	101,941	303,183	(120,483)	(71,696)	133,315
Operating expenses (income):
Research and development	191,473	191,046	176,420	105,577	96,686
General and administrative	57,435	41,387	215,845	62,466	68,775
Selling and marketing	32,558	29,087	26,209	20,434	18,489
Impairment loss of long-lived assets	17,691	5,138	126,635	106,741	—
Loss (gain) from sale of equipment and
other fixed assets	509	97	3,891	(2,890)	(28,651)
Litigation settlement	—	—	269,637	—	—
Other operating income	(7,009)	(16,493)	—	—	—
Total operating expenses, net	292,657	250,262	818,637	292,328	155,299
Income (loss) from operations	(190,716)	52,921	(939,120)	(364,024)	(21,984)
Other income (expense):
Interest income	4,724	4,086	2,547	11,289	11,506
Interest expense	(20,583)	(22,563)	(24,587)	(50,733)	(37,936)
Change in the fair value of commitment to
issue shares and warrants	—	(29,815)	(30,101)	—	—
Foreign currency exchange gain	17,589	5,101	7,291	11,261	8,039
Others, net	6,709	6,534	(4,549)	6,371	2,099
Total other income (expense), net	8,439	(36,657)	(49,399)	(21,812)	(16,292)
Income (loss) from continuing operations
before income tax and equity investment	(182,277)	16,264	(988,519)	(385,836)	(38,276)
Income tax benefit (expense)	(82,503)	4,818	46,624	(26,433)	29,720
Gain (loss) from equity investment	4,479	285	(1,782)	(444)	(4,013)
Income (loss) from continuing operations	(260,301)	21,367	(943,677)	(412,713)	(12,569)
Income (loss) from discontinued operations
net of tax effect	14,741	(7,356)	(18,800)	(19,667)	(9,755)
Net income (loss)	(245,560)	14,011	(962,477)	(432,380)	(22,324)
Accretion of interest to noncontrolling
interest	(1,319)	(1,050)	(1,060)	(7,851)	2,856
Loss attributable to noncontrolling interest	63	140	—	—	—
Net income (loss) attributable to
Semiconductor Manufacturing
International Corporation	(246,816)	13,100	(963,537)	(440,231)	(19,468)
Deemed Dividends on Convertible
Preferred Shares	(64,970)	—	—	—	—
Net income (Loss) attributable to holders of
ordinary shares	(311,786)	13,100	(963,537)	(440,231)	(19,468)

SMIC Annual Report 2011     17

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands, except for per share and per ADS data)
Net Income (loss)	(245,560)	14,011	(962,477)	(432,380)	(22,324)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,938	(706)	53	(437)	(94)
Comprehensive income (loss)	(240,622)	13,305	(962,424)	(432,817)	(22,418)
Comprehensive income (loss) attributable to
noncontrolling interest	(1,256)	(910)	(1,060)	(7,851)	2,856
Comprehensive income (loss) attributable to
Semiconductor Manufacturing
International Corporation	(241,878)	12,395	(963,484)	(440,668)	(19,562)
Earnings (loss) per ordinary share, basic	($0.01)	$0.00	($0.04)	($0.02)	($0.00)
Earnings (loss) per ordinary share, dilute	($0.01)	$0.00	($0.04)	($0.02)	($0.00)
Weighted average shares used in
computing basic earnings (loss) per
ordinary share(2)	27,435,853,922	24,258,437,559	22,359,237,084	18,682,544,866	18,501,940,489
Weighted average shares used in computing
diluted earnings (loss) per ordinary share(2)	27,435,853,922	25,416,597,405	22,359,237,084	18,682,544,866	18,501,940,489

(1)	Including amortization of share-based compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

18     SMIC Annual Report 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation

	As of December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$261,615	$515,808	$443,463	$450,230	$469,284
Restricted cash	136,907	161,350	20,360	6,255	—
Accounts receivable, net of allowances	165,234	206,623	204,291	199,372	298,388
Inventories	207,308	213,404	193,705	171,637	248,310
Total current assets	864,787	1,179,102	907,058	926,858	1,075,302
Prepaid land use rights	77,231	78,798	78,112	74,293	57,552
Plant and equipment, net	2,516,578	2,351,863	2,251,614	2,963,386	3,202,958
Total assets	3,727,929	3,902,693	3,524,077	4,270,622	4,708,444
Total current liabilities	1,251,326	1,399,345	1,031,523	899,773	930,190
Total long-term liabilities	227,589	294,806	661,472	578,689	730,790
Total liabilities	1,478,914	1,694,152	1,692,995	1,478,462	1,660,980
Noncontrolling interest	4,200	39,004	34,842	42,795	34,944
Total equity	$2,244,815	$2,169,537	$1,796,240	$2,749,365	$3,012,519

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net (loss) Income	(245,560)	14,011	(962,478)	(432,380)	(22,324)
Adjustments to reconcile net income (loss)
to net cash provided by operating
activities:
Depreciation and Amortization	550,289	611,410	781,750	794,000	733,348
Net cash provided by operating activities	398,352	694,613	283,566	569,782	672,465
Purchase of plant and equipment	(950,559)	(491,539)	(217,269)	(669,055)	(717,171)
Net cash used in investing activities	(922,625)	(583,713)	(211,498)	(761,713)	(643,344)
Net cash provided (used) by financing
activities	268,855	(37,851)	(78,902)	173,314	76,637
Net increase (decrease) in cash and
cash equivalents	(254,193)	72,346	(6,767)	(19,054)	105,664
Other Financial Data:
Gross margin	7.7%	19.8%	–11.6%	–5.4%	8.8%
Operating margin	–14.5%	3.5%	–90.5%	–27.5%	–1.4%
Net margin	–18.6%	0.9%	–92.8%	–32.7%	–1.5%
Operating Data:
Wafers shipped (in units):
Total(1)	1,703,615	1,979,851	1,334,261	1,590,778	1,806,535

(1)	Including logic, DRAM, copper interconnects and all other wafers.

SMIC Annual Report 2011     19

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales
Sales decreased by 13.9% from US$1,532.4 million for 2010 to US$1,319.5 million for 2011, primarily due to a decrease in overall wafer shipments. For the full year of 2011, the overall wafer shipments were 1,703,615 units of 8-inch equivalent wafers, down 14.0% year-on-year.

The average selling price1 of the wafers the Company shipped increased from US$774 per wafer to US$775, The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 22.9% to 28.4% between these two periods.

Cost of sales and gross profit (loss)
Cost of sales decrease by 1.0% from US$1,229.3 million for 2010 to US$1,217.5 million for 2011. Out of the total cost of sales for 2011, US$415.6 million was attributable to depreciation of plant and equipment and another $1.8 million was attributable to share-based compensation costs. Out of the total cost of sales for 2010, US$491.1 million was attributable to depreciation of plant and equipment and another $2.8 million was attributable to share-based compensation costs.

The Company’s gross profit was US$101.9 million for 2011 compared to US$303.2 million in 2010. Gross margins were 7.7% in 2011 compared to 19.8% in 2010. The decrease in gross margins was primarily due to a decrease in revenues which resulted in lower utilization.

Operating income (expenses) and income (loss) from operations
Operating expenses increased by 16.9% from US$250.3 million for 2010 to US$292.7 million for 2011 primarily due to charges related to an increase in general and administrative expenses and an increase in impairment losses in 2011.

Research and development expenses slightly increased only by 0.3% from US$191.0 million for 2010 to US$191.5 million for 2011.

General and administrative expenses increased by 38.6% from US$41.4million for 2010 to US$57.4 million for 2011, primarily due to an increase in personnel, city maintenance & construction tax expenses and extra charges for education.

Selling and marketing expenses increased by 12.0% from US$29.1 million for 2010 to US$32.6 million for 2011, due to an increase in sales and marketing activities.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

20     SMIC Annual Report 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation

As a result, the Company’s loss from operations was US$190.7 million in 2011 compared to income from operations of US$52.9 million in 2010. Operating margin was (14.5)% and 3.5%, for 2011 and 2010 respectively.

Other income (expenses)
Other income was US$8.4 million in 2011 compared to other expense of US$36.7 million in 2010 due to the change in the fair value of commitment to issue shares and warrants. Total foreign exchange gain was US$17.6 million in 2011 as compared to US$5.1 million in 2010.

Discontinued Operations
On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Net income (loss)
Due to the factors described above, the Company recorded a net loss of US$245.6 million in 2011 compared to a net income of US$14.0 million in 2010.

Funding sources for material capital expenditure in the coming year
For 2012, the Company plan to spend about $430 million in capital expenditure for capacity and business expansion, compared to $765 million in 2011, among which more than 80% of the capital expenditure is for 12-inch equipment; mainly to ramp-up our 45/40nm capacity at Shanghai to match with our customers’ demand. And the primary sources of capital resources and liquidity include funds generated from operations, issuances of long-term debt, bank financing, operating lines of credit and equity markets.

Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company recognized bad debt provision in 2011, 2010 and 2009 amounted to US$0.6 million, US$1.1 million and US$115.8 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

SMIC Annual Report 2011     21

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2011, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
					After
Contractual obligations	Total	1 year	1–2 years	3–5 years	5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$607,427	$607,427	$—	$—	$—
Secured long-term loans	263,715	191,354	72,361	—	—
Purchase obligations(1)	460,783	460,783	—	—	—
Other long-term obligations(2)	57,934	29,374	28,560	—	—
Total contractual obligations	$1,389,859	$1,288,938	$100,921	$—	$—

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)	Represents the settlement with TSMC for an aggregate of $200 million payable in installments over five years.

As of December 31, 2011, the Company’s outstanding long-term liabilities primarily consisted of US$263.7 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in September 2013.

Shanghai USD and RMB loan
In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD and RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200 million (approximately US$29.3 million) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan
In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down US$26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of US$38.6 million as of December 31, 2011.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

22     SMIC Annual Report 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Beijing USD syndicate loan
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB has made the repayment of US$109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain predetermined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment were from 2.59% to 2.9945%.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of US$1,318.6 million as of December 31, 2011.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses <1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 70% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD and RMB Loan
In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down US$25 million and RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

The total outstanding balance of the Beijing USD and RMB Loan is collateralized by SMIB’s plant and equipment with an original cost of $US132.3 million as of December 31, 2011.

EUR loan
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. The interest rate is variable from 2.5% to 5.0%.

SMIC Annual Report 2011     23

The total outstanding balance of the facility is collateralized by certain of SMIS’s equipment at the original cost of US$115 million as of December 31, 2011.

Tianjin USD syndicate loan
In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$300 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab.

The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. The facility was fully repaid.

Any of the following in respect of SMIT would have constituted an event of default during the term of the loan agreement:

  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

SMIT was in compliance with these covenants as of December 31, 2011.

As of December 31, 2011, the Company had 24 short-term credit agreements that provided total credit facilities of up to $919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down $607.4 million under these credit agreements and $311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $43.3 million, which is secured by term deposits, and $23.2 million, which is secured by real property with an original cost of $17.5 million. The interest expense incurred in 2011 was $20,818,060 of which $10,154,263 was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$18.2 million, US$7.2 million and US$5.1 million in 2011, 2010, and 2009, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2011, 2010, and 2009, the Company recorded amortization expenses relating to the capitalized interest of US$7.3 million, US$6.9 million and US$8.4 million, respectively.

24     SMIC Annual Report 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Commitments
As of December 31, 2011, the Company had commitments of US$40.3 million for facilities construction obligations in Beijing, Tianjin and Shanghai. The Company had commitments of US$420.5 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and Siltech fabs.

Debt to Equity Ratio
As of December 31, 2011, the Company’s debt to equity ratio was approximately 38.8% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging” (“ASC 815”).

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts
As of December 31, 2011, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$165.6 million. As of December 31, 2011, the fair value of foreign currency forward exchange contracts was approximately US$0.1 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2012.

The Company had US$92.9 million of foreign currency exchange contracts outstanding as of December 31, 2010, all of which matured in 2011.

The Company had US$33.5 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which matured in 2010.

SMIC Annual Report 2011     25

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2011		December 31, 2010		December 31, 2009
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2011	Fair Value	2010	Fair Value	2009	Fair Value
Forward Exchange
Agreement
(Receive Eur/Pay US$)
Contract Amount	4,653	(88)	10,175	(90)	21,265	(390)

(Receive RMB/Pay US$)
Contract Amount	160,993	211	82,685	305	—	—

(Receive US$/Pay RMB)
Contract Amount	—	—	—	—	12,236	(39)
Total Contract Amount	165,646	123	92,860	215	33,501	(429)

Outstanding Cross Currency Swap Contracts
As of December 31, 2011, the Company had outstanding cross currency swap contracts with notional amounts of US$3.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2011, the fair value of cross currency swap contracts was approximately a liability of US$0.5 million, which is recorded in accrued expenses and other current liabilities. The cross currency swap contracts will mature in 2012.

Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2011. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2012	2013
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	181,290	33,209
Average interest rate	3.58%	5.5%
EUR denominated
Average balance	3,245	—
Average interest rate	1.96%	—
RMB denominated
Average balance	24,235	30,791
Average interest rate	6.65%	5.36%
Weighted average forward interest rate	3.51%	5.29%

26     SMIC Annual Report 2011

Directors and Senior Management

Members of the Board who served during 2011 were:

Zhang Wenyi (Chairman of the Board and Executive Director);
Tzu-Yin Chiu (Executive Director and Chief Executive Officer);
Tsuyoshi Kawanishi (Independent Non-executive Director);
Frank Meng (Independent Non-executive Director);
Lip-Bu Tan (Independent Non-executive Director);
Chen Shanzhi (Non-executive Director);
Gao Yonggang (Non-executive Director);
Lawrence Juen-Yee Lau (Non-executive Director);
Zhou Jie (Non-executive Director);
Wang Zheng Gang (Former Alternate Director to Mr. Zhou Jie), who resigned on February 14, 2011;
Jiang Shang Zhou (Former Chairman of the Board and Independent Non-executive Director), who passed away on June 27, 2011; and
David N.K. Wang (Former Executive Director, President and Chief Executive Officer), who ceased to be a director on June 29, 2011.

Re-election of Directors

Shareholders are invited to re-elect Class II Directors at the 2012 AGM of the Company’s shareholders to fill the vacancies available due to the retirements of the Directors mentioned below.

Two Class II Directors, Dr. Chen Shanzhi and Mr. Lip-Bu Tan, whose initial appointments as Directors took effect on June 23, 2009 and November 3, 2001, respectively, will retire from office at the 2012 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Dr. Chen and Mr. Tan will offer himself for re-election as a Class II Director. If re-elected, each of Dr. Chen and Mr. Tan will hold office until the 2015 annual general meeting.

Two Class I Directors, Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, whose initial appointments as Directors took effect on June 30, 2011 and August 5, 2011, respectively, will retire from office at the 2012 AGM pursuant to Article 126 of the Company’s Articles of Association. Each of Mr. Zhang and Dr. Chiu will offer himself for re-election as a Class I Director. If re-elected, each of them will hold office until the 2014 annual general meeting.

One Class II Director, Mr. Frank Meng, whose initial appointment took effect on August 23, 2011, will retire from office at the 2012 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Meng will offer himself for re-election as a Class II Director. If re-elected, he will hold office until the 2015 annual general meeting.

One Class III Director, Professor Lawrence Juen-Yee Lau, whose initial appointment took effect on June 30, 2011, will retire from office at the 2012 AGM pursuant to Article 126 of the Company’s Articles of Association. He will offer himself for re-election as a Class III Director. If re-elected, he will hold office until the 2013 annual general meeting.

Details of the proposed candidates for re-election as Directors at the 2012 AGM are set out in the circular to be sent to the shareholders.

SMIC Annual Report 2011     27

Board of Directors and Senior Management

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2011, the Board consisted of nine (9) Directors.

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, age and positions of the Directors and the senior management of the Company as of the date of this annual report.

Name	Age	Position
Directors
Zhang Wenyi	65	Chairman and Executive Director
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Chen Shanzhi	43	Non-Executive Director
Gao Yonggang	47	Non-Executive Director
Lawrence Juen-Yee Lau	67	Non-Executive Director
Zhou Jie	44	Non-Executive Director
Tsuyoshi Kawanishi	83	Independent Non-Executive Director
Frank Meng	51	Independent Non-Executive Director
Lip-Bu Tan	52	Independent Non-Executive Director
Senior Managers
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Chris Chi	60	Chief Business Officer
Gary Tseng	55	Chief Financial Officer
Barry Quan	60	Chief Legal Officer
Shiuh-Wuu Lee	64	Vice President, Technology Development
Haijun Zhao	48	Vice President, North Operations
Jyishyang Liu	59	Vice President, Central Engineering & Services
		Vice President, Central Operations (Acting)
John Peng	47	Associate Vice President, General Manager of China BU

28      SMIC Annual Report 2011

Directors and Senior Management

Brief Biographical Details

Board of Directors
Zhang Wenyi
Chairman of the Board, Executive Director
Mr. Zhang Wenyi joined SMIC in 2011. He has been a Director of SMIC since 2011 and is also a director of several subsidiaries of the Group. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Shanghai Hua Hong NEC Electronics Co., Ltd., a subsidiary of Hua Hong Group, where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu
Chief Executive Officer & Executive Director
Dr. Tzu-Yin Chiu joined SMIC as CEO and Executive Director in 2011. He is also a director of almost all of the Group’s subsidiaries. Dr. Chiu is a semiconductor industry veteran with over 29 years of experience spanning technology research, business development, operations and corporate management. Prior to joining SMIC, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in various executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, Senior Vice President of Shanghai Operations at SMIC, and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds ten semiconductor technology patents in the US with three patents pending, and has published over thirty technical articles.

Chen Shanzhi
Non-Executive Director
Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Senior Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for strategy development, technology and standard development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his Bachelor degree from Xidian University, Master degree from China Academy of Posts and Telecommunications of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

SMIC Annual Report 2011     29

Gao Yonggang
Non-Executive Director
Mr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of the Company. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co. Ltd., and the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a managing director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firms like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Graduated from Nankai University as a Ph.D. of management, Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

Zhou Jie
Non-Executive Director
Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (“SIHL”). He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently the chairman of the supervisory committee of Shanghai Pharmaceuticals Holdings Co., Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

Lawrence Juen-Yee Lau
Non-Executive Director
Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a wholly-owned subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong.

30     SMIC Annual Report 2011

Directors and Senior Management

Tsuyoshi Kawanishi
Independent Non-Executive Director
Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI).

Frank Meng
Independent Non-Executive Director
Mr. Frank Meng has been a Director since 2011. Mr. Meng has been with the telecom and semiconductor industry for over 20 years. He received his BS degree in microwave and fibre optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined Motorola in April 2010 and is now the Senior Vice President and President of Greater China for Motorola Mobility Inc. (NYSE: MMI), where he is responsible for overseeing all aspects of the company’s business and sales operations in China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. (NASDAQ:QCOM). Prior to joining Qualcomm Inc., he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio, United States.

Lip-Bu Tan
Independent Non-Executive Director
Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the Boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Inphi (NYSE: IPHI), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

SMIC Annual Report 2011     31

Senior Management
Chris Chi
Chief Business Officer
Chris Chi joined SMIC in 2010. Prior to joining the Company as Chief Business Officer, Mr. Chi was a consultant for C-Square Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Gary Tseng
Chief Financial Officer
Gary Tseng joined SMIC in 2010. Prior to joining the Company as Chief Financial Officer, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 1983 to 2007, Mr. Tseng held management positions at Legend Semiconductor (LSMC), Digital Display Manufacturing Co., Quanta Computer Company, United Microelectronics Corporation, Taiwan Semiconductor Manufacturing Company Limited, Philips Taiwan Limited, Philips companies in Taiwan, Philips Semiconductor operations in USA and Philips Semiconductor packaging operations in Taiwan. Mr. Tseng received his Master of Science degree in Finance from the University of Missouri-Columbia, and his Bachelor of Science in Accounting from National Cheng Kung University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the United States of America.

Barry Quan
Chief Legal Officer
Barry Quan joined SMIC in 2010. Prior to joining the company, Mr. Quan was a Corporate Vice President at Applied Materials, Inc. and President of Applied Materials China Holding Company. From November 2005 to 2006, he worked at Hua Hong Group as Chief Administrative Officer. Prior to Hua Hong, Mr. Quan was a Corporate Vice President of Legal Affairs at Applied Materials and was also Applied’s first Ombudsman.

32     SMIC Annual Report 2011

Directors and Senior Management

Shiuh-Wuu Lee
Vice President, Technology Development
Dr. Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 39 published technical papers. He is the holder of three patents.

Haijun Zhao
Vice President, North Operations
Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. He has 18 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Jyishyang Liu
Vice President, Central Engineering & Services
Vice President, Central Operations (Acting)
Dr. Jyishyang “John” Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. He has 27 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

John Peng
Associate Vice President and General Manager of China BU
Mr. Peng first joined SMIC in 2001 and is currently General manager of China Business Unit. Prior to joining SMIC, he was Sr. Operation Director of Wuxi CSMC-HJ Semiconductor Company Limited and was responsible for Fab, PC&MC, Facility and IT. He was also deputy general manager & Fab director in Huajing MOS BU, responsible for China national 908 project AT&T (Lucent) technology transfer and built China most advanced 6” fab in 1996. He also published more than 10 technical articles. He received his Bachelor’s degree in Physics from Sichuan University. He is a Ph.D. candidate in Microelectronics of Southeast University and he received his master’s degree in Microelectronics from Xidian University in 1988.

SMIC Annual Report 2011     33

Changes in, and Updates to, Previously Disclosed Information Relating to the Directors
As required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:

  Mr. Frank Meng was appointed as the Senior Vice President of Motorola Mobility Inc. (NYSE: MMI).

34     SMIC Annual Report 2011

Report of the Directors

Subsidiaries

Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2011, these subsidiaries are as follows:

1.
Semiconductor Manufacturing International (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$5,200,000,000
Registered capital: US$1,740,000,000
Equity holder: the Company (100%)

2.

Semiconductor Manufacturing International (Beijing) Corporation*
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$3,000,000,000
Registered capital: US$1,000,000,000
Equity holder: the Company (100%)

3.

Semiconductor Manufacturing International (Tianjin) Corporation*
Principal place of operation: Tianjin, PRC
Place of incorporation: Tianjin, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000,000
Registered capital: US$690,000,000
Equity holder: the Company (100%)

4.

SMIC Japan Corporation*
Principal country of operation: Japan
Place of incorporation: Japan
Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000
Equity holder: the Company (100%)

5.	SMIC, Americas
Principal country of operation: U.S.A.
Place of incorporation: California, US
Authorised capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01
Equity holder: the Company (100%)

*	For identification purposes only

SMIC Annual Report 2011     35

6.	Better Way Enterprises Limited
Principal country of operation: Samoa
Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder: the Company (100%)

7.	SMIC Europe S.R.L. Principal place of operation: Agrate Brianza (Milan), Italy Place of incorporation: Agrate Brianza (Milan), Italy Registered capital: Euros100,000 Equity holder: the Company (100%)

8.	Semiconductor Manufacturing International (Solar Cell) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001 each
Equity holder: the Company (100%)

9.
SMIC Energy Technology (Shanghai) Corporation* (“Energy Science”)
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$28,935,000
Registered capital: US$12,000,000
Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)
(This business is being liquidated.)

10.
SMIC Commercial Shanghai Limited Company*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000
Registered capital: US$800,000
Equity holder: the Company (100%)

11.
SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000
Registered capital: US$5,000,000
Equity holder: the Company (100%)

*	For identification purposes only

36     SMIC Annual Report 2011

Report of the Directors

12.	Magnificent Tower Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$50,000
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

13.	SMIC Shanghai (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

14.	SMIC Beijing (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

15.	SMIC Tianjin (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

16.	SMIC Shanghai (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

17.	SMIC Beijing (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

SMIC Annual Report 2011     37

18.	SMIC Tianjin (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

19.	SMIC Solar Cell (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

20.	Semiconductor Manufacturing International (BVI) Corporation
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

21.	Admiral Investment Holdings Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

22.	SMIC Shenzhen (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

23.
SMIC (Wuhan) Development Corporation*
Principal place of operation: Wuhan, PRC
Place of incorporation: Wuhan, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: RMB20,000,000
Registered capital: RMB20,000,000
Equity holder: the Company (100% indirectly through Semiconductor Manufacturing International (Shanghai) Corporation*)

*	For identification purposes only

38     SMIC Annual Report 2011

Report of the Directors

24.	SMIC Shenzhen (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100% indirectly through SMIC Shenzhen (Cayman) Corporation)

25.	SilTech Semiconductor Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$10,000
Issued share capital: US$10,000
Equity holder: the Company (100%)

26.	SilTech Semiconductor (Hong Kong) Corporation Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1,000
Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

27.
Semiconductor Manufacturing International (Shenzhen) Corporation*
Principal place of operation: Shenzhen, PRC
Place of incorporation: Shenzhen, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$380,000,000
Registered capital: US$127,000,000
Equity holder: the Company (100% indirectly through SMIC Shenzhen (HK) Company Limited)

28.
SilTech Semiconductor Shanghai Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$35,000,000
Registered capital: US$12,000,000
Equity holder: the Company (100% indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

29.

Brite Semiconductor Corporation
Principal place of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$332,500
Issued share capital: US$0.01
Equity holder: the Company (44.2%)

*	For identification purposes only

SMIC Annual Report 2011     39

30.	Brite Semiconductor Hong Kong Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$35,000
Issued share capital: HK$1.00
Equity holder: the Company (44.2%, indirectly through Brite Semiconductor Corporation)

31.
Brite Semiconductor (Shanghai) Corporation
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Registered capital: US$3,000,000
Equity holder: the Company (44.2%, indirectly through Brite Semiconductor (Hong Kong) Limited)

Share Capital

(1)	Subscription of Convertible Preferred Shares and Warrants by Country Hill Limited
On April 18, 2011, the Company entered into a subscription agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, whereby

(i) the Company conditionally agreed to allot and issue to Country Hill Limited, and Country Hill Limited agreed to subscribe for, 360,589,053 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred shares, which is subject to adjustment) and

(ii) the Company will issue a warrant to Country Hill Limited to subscribe for, in aggregate, up to 72,117,810 convertible preferred shares (assuming a full exercise of the warrant). Country Hill Limited may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the issuance of the warrant.

On June 3, 2011, 360,589,053 convertible preferred shares and the warrant were issued to Country Hill Limited under the special mandate obtained from the shareholders at the Company’s extraordinary general meeting held on May 27, 2011.

(2)	Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hongkong) Investment Company Limited
Pursuant to the share purchase agreement dated November 6, 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., in case of any issue of new shares or warrants, subject to certain exceptions, Datang Telecom Technology & Industry Holdings Co., Ltd. has a pre-emptive right to subscribe for such percentage of the new shares and warrants being issued that is equal to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of the new shares and warrants. Datang’s pre-emptive right is applicable to the issue of convertible preferred shares and warrant to Country Hill Limited.

40     SMIC Annual Report 2011

Report of the Directors

On May 5, 2011, the Company entered into a subscription agreement with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., whereby

	(i)	the Company conditionally agreed to allot and issue to Datang, and Datang agreed to subscribe for, 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of ten ordinary shares per convertible preferred shares, which is subject to adjustment) and

	(ii)	the Company will issue a warrant to Datang to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on June 4, 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill Limited.

On September 16, 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang under the special mandate obtained from the shareholders at the Company’s extraordinary general meeting held on May 27, 2011.

(3)	Other Movements in the Share Capital

During the year ended December 31, 2011, the Company issued 33,691,836 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 41,689,806 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Plan and 78,230,676 ordinary shares to certain eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”).

During the year ended December 31, 2011, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Shares
Outstanding
Outstanding Share Capital as at December 31, 2011:
Ordinary Shares	27,487,676,065
Preferred Shares (Note 1)	445,545,911

Note 1:	Please refer to the section below entitled “Substantial Shareholder — B. Preferred Shares (Convertible Preferred Shares)” for further details of the terms relating to the conversion of the Convertible Preferred Shares in issue.

Under the terms of the EIP, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees and existing employees

SMIC Annual Report 2011     41

generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date, respectively. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2011, the Compensation Committee granted a total of 67,949,495 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	16,151,117
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,398
13-Feb	75,000
16-Feb	75,000
23-Feb	10,076,390
1-Mar	39,549,092
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	50,000
1-May	75,000
15-May	62,500
22-May	8,750
24-May	1,684,992
16-Jun	125,000
21-Jun	75,000
1-Jul	140,000
1-Aug	25,000
13-Aug	252,754
1-Sep	187,500
16-Oct	150,000
27-Oct	50,000

42     SMIC Annual Report 2011

Report of the Directors

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2012
1-Jan	13,544,631
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
22-May	8,750
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
27-Oct	50,000
2013
1-Jan	8,988,023
1-Feb	483,393
4-Feb	1,679,398
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500

SMIC Annual Report 2011     43

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2014
1-Jan	8,988,060
1-Feb	483,393
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
24-May	1,684,993
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
2015
1-Jan	4,629,109
30-Jun	2,330,024
5-Aug	9,320,093

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s ordinary shares in 2011.

Public Float

Based on information that is publicly available to the Company and within the knowledge of its directors, the public (as defined in the Listing Rules) holds more than 25% of the Company’s total issued share capital as at the date of this annual report.

Debt To Equity Ratio

As of December 31, 2011, the Company’s debt to equity ratio was approximately 38.8% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Dividends and Dividend Policy

At the end of 2011, the Company’s accumulated deficit increased to US$2,010.7 million from an accumulated deficit of US$1,698.9 million at the end of 2010. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

  the Company’s results of operations and cash flow;

44     SMIC Annual Report 2011

Report of the Directors

  the Company’s future prospects;

  the Company’s capital requirements and surplus;

  the Company’s financial condition;

  general business conditions;

  contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

  other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

  recovery of losses, if any;

  allocation to the statutory common reserve funds;

  allocation to staff and workers’ bonus and welfare funds; and

  allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

There were no contracts of significance during the year to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

SMIC Annual Report 2011     45

Major Suppliers and Customers

In 2011, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of the Company’s overall raw materials purchases. In 2010, the Company’s largest and five largest raw materials suppliers accounted for approximately 8.01% and 33.52%, respectively, of the Company’s overall raw materials purchases. In 2009, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of the Company’s overall raw materials purchases. To the best of the Company’s knowledge, none of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers in 2011. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

In 2011, the Company’s largest and five largest customers accounted for approximately 20.9% and 49.3%, respectively, of the Company’s total overall sales. In 2010, the Company’s largest and five largest customers accounted for approximately 21.1% and 53.7%, respectively, of the Company’s total overall sales. In 2009, the Company’s largest and five largest customers accounted for approximately 22.1% and 60.0%, respectively, of the Company’s total overall sales. Mr. Lip-Bu Tan, a Director of the Company, holds through his trust shareholding interests of less than 1% in two of the Company’s five largest customers in 2011. To the best of the Company’s knowledge, none of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2011.

Pre-emptive Rights

The Company confirms there is no statutory pre-emptive rights under the law of the Cayman Islands.

46     SMIC Annual Report 2011

Report of the Directors

Director’s Interests in Securities

As of December 31, 2011, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Percentage of
Aggregate
Interests to
	Long/Short	Nature of		Number	Total Issued
Board Member	Position	Interest		of Shares	Share Capital
Executive Directors
Zhang Wenyi	Long Position	Personal Interest		21,746,883(1)
	Long Position	Personal Interest		9,320,093(2)
			Total	31,066,976	*
Tzu-Yin Chiu	Long Position	Personal Interest		4,006,666(3)
	Long Position	Personal Interest		86,987,535(4)
	Long Position	Personal Interest		37,280,372(5)
			Total	128,274,573	*
Non-executive Directors
Chen Shanzhi	Long Position	Personal Interest		3,145,319(6)	*
Gao Yonggang	Long Position	Personal Interest		3,145,319(6)	*
Independent Non-executive Director
Tsuyoshi Kawanishi	Long Position	Personal Interest		3,134,877(7)
	Long Position	Personal Interest		1,000,000(8)
	Long Position	Personal Interest		500,000(9)
	Long Position	Personal Interest		1,500,000(10)
			Total	6,134,877	*
Frank Meng	Long Position	Personal Interest		4,471,244(11)	*
Lip-Bu Tan		Personal Interest		3,134,877(7)
		Personal Interest		1,000,000(8)
		Personal Interest		500,000(9)
			Total	4,634,877	*

*       Indicates less than 1%.

SMIC Annual Report 2011     47

Notes:

(1)	On September 8, 2011, Mr. Zhang was granted an option to purchase 21,746,883 ordinary shares at a price of HK$ 0.455 per share pursuant to the Company’s 2004 Stock Option Plan. This option will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

(2)	On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 restricted share units (each representing the right to receive one ordinary share) pursuant to the Company’s 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of June 30, 2011, being Mr. Zhang’s date of appointment as Director, and will fully vest on June 30, 2015.

(3)	Dr. Chiu was the beneficial owner of the 4,006,666 ordinary shares.

(4)	On September 8, 2011, Dr. Chiu was granted an option to purchase 86,987,535 ordinary shares at a price of HK$0.455 per share pursuant to the Company’s 2004 Stock Option Plan. This option will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

(5)	On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 restricted share units (each representing the right to receive one ordinary share) pursuant to the Company’s 2004 Equity Incentive Plan. 25% of these restricted share units will vest on each anniversary of August 5, 2011, being Dr. Chiu’s date of appointment as CEO, and will fully vest on August 5, 2015.

(6)	On May 24, 2010, each of Dr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per share of HK$0.59. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(7)	On February 23, 2010, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per share of HK$0.77, pursuant to the Company’s 2004 Stock Option Plan. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(8)	On February 17, 2009, each of Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per share of HK$0.27. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(9)	On September 29, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per ordinary share. These options fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, none of these options have been exercised.

(10)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares pursuant to the Company’s 2001 Stock Option Plan. These options will expire on July 12, 2012 and January 14, 2014, respectively. As at December 31, 2011, none of these options have been exercised.

(11)	On November 17, 2011, Mr. Meng was granted an option to purchase 4,471,244 ordinary shares at a price of HK$0.4 per share pursuant to the Company’s 2004 Stock Option Plan. This option will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As at December 31, 2011, no portion of this option has been exercised.

48     SMIC Annual Report 2011

Report of the Directors

Director’s Service Contracts

No Director proposed for re-election at the forthcoming AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at December 31, 2011 as recorded in the register kept by the Company under section 336 of the SFO.

A.	Ordinary Shares

		Number of Shares/	Percentage of
	Long/Short	Underlying	Issued Share
Name of Shareholder	Position	Shares Held	Capital(1)
Datang Telecom Technology	Long Position	5,316,569,761(2)	19.34%
& Industry Holdings Co., Ltd.
Shanghai Industrial Investment	Long Position	310,008,000(3)	1.13%
(Holdings) Company Limited (“SIIC”)
	Long Position	1,833,269,340(4)	6.67%
Total :		2,143,277,340	7.80%
Taiwan Semiconductor Manufacturing Company Limited (“TSMC”)	Long Position	1,789,493,218(5)	6.51%
	Long Position	833,810,415(6)	3.03%
Total :		2,623,303,633	9.54%

Notes:

(1)	It is based on 27,487,676,065 ordinary shares of the Company issued and outstanding as at December 31, 2011.

(2)	All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(4)

All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at December 31, 2011, the Company’s Director, Mr. Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

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(5)	All such ordinary shares are held by TSMC.

(6)	This represents the warrant held by TSMC to subscribe, in aggregate, up to 833,810,415 ordinary shares, subject to adjustment, at an exercise price of HK$1.30 per share, as recorded in the register kept by the Company under section 336 of the SFO. As at the date of this annual report, no portion of this warrant has been exercised.

B.	Preferred Shares (Convertible Preferred Shares)

Number of
Shares/
	Long/Short	Underlying
Name of Shareholder	Position	Shares Held
China Investment Corporation	Long Position	360,589,053(1)
	Long Position	72,117,810(2)
Total:		432,706,863
Datang Telecom Technology & Industry Holdings Co., Ltd.	Long Position	84,956,858(3)
	Long Position	16,991,371(4)
Total:		101,948,229

Notes:

(1)

The 360,589,053 convertible preferred shares are held by Country Hill Limited. Country Hill Limited is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

(2)

This represents the warrant held by Country Hill Limited to subscribe, in aggregate, up to 72,117,810 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of 10 ordinary shares per convertible preferred share, subject to adjustment)). As at the date of this annual report, no portion of this warrant has been exercised.

(3)

The 84,956,858 convertible preferred shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(4)

This represents the warrant held by Datang Holdings (Hongkong) Investment Company Limited to subscribe, in aggregate, up to 16,991,371 convertible preferred shares at an exercise price of HK$5.39 per convertible preferred share (reflective of an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate of 10 ordinary shares per convertible preferred share, subject to adjustment)). As at the date of this annual report, no portion of this warrant has been exercised.

50      SMIC Annual Report 2011

Report of the Directors

The terms related to the conversion of the convertible preferred shares are set out below:

The holders of the convertible preferred shares will have the right at any time to convert (in whole or in part) their convertible preferred shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per convertible preferred share (which shall be for a minimum amount of 70,000,000 convertible preferred shares or, if less than 70,000,000 convertible preferred shares are then held by CIC or Datang, as applicable, all of such convertible preferred shares). The holders of the convertible preferred shares are not required to pay any amount for conversion of their convertible preferred shares into ordinary shares.

The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares issued and outstanding as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012 as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.

The initial conversion rate of ten ordinary shares per convertible preferred share is subject to adjustment upon the occurrence of certain prescribed events, such as capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preferred shares by reference to the lowest of:

(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for one ordinary share;

SMIC Annual Report 2011     51

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive one ordinary share; and

	c.	in respect of any other issue of ordinary shares by the Company, the relevant issue price for an ordinary share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced;

	b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

The adjustment will become effective immediately following the date of the issuance of the new securities.

No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the convertible preferred shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any ordinary share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share.

Emoluments to the Directors

Details of the remuneration of the directors in 2011, 2010 and 2009 are set out in Note 31 to the consolidated financial statements.

Five Highest Paid Individuals

The emoluments of the five individuals whose emoluments were the highest in the Company for the year ended December 31, 2011 and 2010, including Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company, are set out in Note 31 to the consolidated financial statements.

Remuneration Policy
The Company’s employees are compensated by cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses according to the overall performance of the Company, each individual and his or her department. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

52     SMIC Annual Report 2011

Report of the Directors

The Directors are compensated for their services as Directors, primarily by grants of options to purchase ordinary shares under the Stock Option Plan (as defined below). The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is comparable with the compensation received by directors in other similar publicly-traded companies.

The Company’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan at a rate equal to 20.0% to 22.0% of the monthly salary of current employees. Employees are required to make contributions at a rate equal to 6% to 8% of their salary. The Company’s contribution to such pension plan is approximately US$16.6 million, US$12.8 million, and US$12.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. The retirement benefits do not apply to expatriate employees.

Auditors

The current auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the 2012 AGM to reappoint them as the auditors of the Company and authorize the audit committee of the Company to fix their remuneration.

Connected Transactions

(A)	Continuing Connected Transactions

Framework Agreement with Datang

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Company from the transactions contemplated under the Framework Agreement, are

US$5.2 million for the year ending December 31, 2011, US$40 million for the year ending December 31, 2012, and US$60 million for the year ending December 31, 2013.

In arriving at the above caps, the Company has considered the potential level of transactions it may potentially engage in in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang and its associates with the Company, and the Company’s historical revenues.

Pursuant to Rule 14A.38 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board of Directors an unqualified letter containing findings and conclusions in respect of the continuing connected transactions.

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Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-executive Directors have reviewed the auditor’s report about the continuing connected transactions with Datang, and confirmed that the transactions under the Framework Agreement that took place between Datang (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2011 had been entered into:

(1) in the ordinary and usual course of business of the Company;

(2) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the Framework Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(B)	Connected Transaction
Subscription of Convertible Preferred Shares and Warrants by Datang
On September 16, 2011, 84,956,858 convertible preferred shares and 16,991,371 warrants were issued to Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., pursuant to the subscription agreement dated May 5, 2011 between the Company and Datang Holdings (Hongkong) Investment Company Limited, under the special mandate obtained from the shareholders at the Company’s extraordinary general meeting held on May 27, 2011.

For more details about the terms of the subscription agreement, please refer to above paragraph entitled “(2) Pre-emptive Subscriptions of Convertible Preferred Shares and Warrants by Datang Holdings (Hongkong) Investment Company Limited” under the section “Share capital”.

Employees

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	Y2008	Y2009	Y2010	Y2011
Managers	1,015	1,064	917	898
Professionals(1)	4,465	4,510	3,920	4,297
Technicians	4,837	4,484	4,970	3,910
Clerical staff	281	249	269	347
Total(2)	10,598	10,307	10,076	9,452

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 50, 372, 145 and 1 temporary and part-time employees in 2008, 2009, 2010 and 2011 respectively.

54     SMIC Annual Report 2011

Report of the Directors

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location	Y2008	Y2009	Y2010	Y2011
Shanghai	6,632	6,460	5,395	5,555
Beijing	1,674	1,552	2,102	2,253
Tianjin	958	997	1,439	1,321
Chengdu	1,259	1,104	792	12
Shenzhen	33	154	142	36
Wuhan	—	—	174	236
United States	16	17	15	17
Europe	11	9	8	6
Japan	8	8	3	—
Taiwan Office	—	—	—	11
Hong Kong	7	6	6	5
Total	10,598	10,307	10,076	9,452

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2011, 1,420 and 116 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,743 of the Company’s employees possessed a bachelor’s degree. The Company’s Engineers received an average of 16.34 hours of internal and external training per person in 2011.

The Company has also entered into agreements with Shanghai University, Beijing Institute of Petrochemical Technology, Tianjin University and HuaZhong University Of Science and Technology to offer a bachelor’s degree program and Peking University, Fudan University, Jiaotong University, TianJin University, HuaZhong University Of Science and Technology and Wuhan University to offer graduate degree programs for its technicians. These employees can earn these degrees in either microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit-based bonuses according to the overall performance of the Company, each individual and his or her department. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes occupational physical examination, the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

SMIC Annual Report 2011     55

Share Option Schemes

The Company’s shareholders adopted the 2004 Stock Option Plan (the “Stock Option Plan”), the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

Stock Option Plan
The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.

Summary of the terms of the Stock Option Plan
(a)	Purpose of the Stock Option Plan
The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join
The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non-Employee Director”).

(c)	Stock Options
Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

56     SMIC Annual Report 2011

Report of the Directors

(d)	Administration of the Stock Option Plan
The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obligated to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Company’s articles of association.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)	Exercise Price
The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

SMIC Annual Report 2011     57

(f)	Limit of the Stock Option Plan
At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,668,733 ordinary shares of the Company.

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)	Individual Limit
The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant award document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)	Director Options
Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant award document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

58     SMIC Annual Report 2011

Report of the Directors

(j)	Termination or Lapse of Option
A Stock Option shall terminate or lapse automatically upon:

	(i)	the expiry of ten years from the date of grant;

	(ii)	the termination of a Participant’s employment or service relationship with the Company for a reason set out in sub-paragraph (l) below;

	(iii)	a complete liquidation or dissolution of the Company, in which case all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Compensation Committee;

	(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

	(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Participant
A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service
If a Participant’s employment or service with the Company is terminated for the following reasons:

	(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

	(ii)	any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

	(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company.

Then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of such Participant terminates.

SMIC Annual Report 2011     59

(m)	Change in control of the Company
The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their Stock Options in connection with such Change in Control.

(n)	Change in the capital structure of the Company
In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Stock Option Plan
The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

(p)	Amendments and Termination
The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of applicable laws, the Listing Rules and permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options
Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

60     SMIC Annual Report 2011

Report of the Directors

(s)	Ranking of Ordinary Shares
The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the then effective articles of association and will rank pari passu with the Plan Shares in issue on the date of such allotment.

Employee Stock Purchase Plan

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP
(a)	Purposes of the ESPP
The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join
Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of the applicable Offering Period (the “Purchase Date”).

(c)	Offering Period
The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(d)	Employees’ Contributions under the ESPP
All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i) six months after the effective date of any such decrease; and

(ii) the end of the relevant Offering Period.

SMIC Annual Report 2011     61

(e)	Grant of Purchase Right
Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

	(i)	dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

	(ii)	subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(f)	Exercise of Purchase Right
Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase Plan Shares and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Plan Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

62     SMIC Annual Report 2011

Report of the Directors

(g)	Limit of the ESPP
At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase of the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,668,733 ordinary shares of the Company.

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares from time to time.

(h)	Period of the ESPP
The ESPP shall continue for a term of ten years from the date of its approval by the shareholders unless terminated in accordance with sub-paragraph (i).

(i)	Amendments and Termination of the ESPP
The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i) increasing the number of ADSs reserved for issuance under the ESPP; or

(ii) decreasing the Purchase Price per ADS.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with applicable law, the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the ESPP.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating our employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its Plan Shares to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

Up and until December 31, 2011, the Company has not granted any purchase right under the ESPP.

SMIC Annual Report 2011     63

Standard form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan
The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join
The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

(c)	Stock Options
Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

64     SMIC Annual Report 2011

Report of the Directors

(d)	Administration of the Subsidiary Plan
The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

(e)	Exercise Price
The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Hong Kong Stock Exchange:

(i) in the case of an Incentive Stock Option:

(1) granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii) in the case of any Subsidiary Stock Option:

(1) granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

SMIC Annual Report 2011     65

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i) If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)	Limit of the Subsidiary Plan
The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit
The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

66     SMIC Annual Report 2011

Report of the Directors

(i)	Director Options
Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or lapse of Option
A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i) the expiry of ten years from the date of grant;

(ii) the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii) the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv) the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v) termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

SMIC Annual Report 2011     67

(k)	Rights are personal to Subsidiary Participant
A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of employment or service
If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i) the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii) any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii) any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Subsidiary
The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

68     SMIC Annual Report 2011

Report of the Directors

(n)	Change in the capital structure of the Subsidiary
In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan
The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination
The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i) relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii) for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

SMIC Annual Report 2011     69

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)	Cancellation of Subsidiary Stock Options
If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares
The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2011, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

70     SMIC Annual Report 2011

Report of the Directors

Outstanding Share Options

Details of the Company’s stock option plans are as follows:

2001 Stock Option Plan

											Weighted	Weighted
											Average	Average
											Closing Price	Closing Price
							Options				of Shares	of Shares
							Lapsed Due				immediately	immediately
					Options		to Repurchase			Options	before Dates	before Dates
			No. of		Outstanding	Options	of Ordinary	Options	Options	Outstanding	on which	on which
Name/Eligible		Period during which	Options	Exercise Price	as of	Lapsed During	Shares During	Exercised	Cancelled	as of	Options were	Options were
Employees	Date Granted	Rights Exercisable	Granted	Per Share	12/31/10	Period	Period*	During Period	During Period	12/31/11	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	2001-3-28	3/28/2001–3/27/2011	89,385,000	$0.01	2,400,000	30,000	—	2,370,000	—	—	$0.07	$0.03
Employees	2001-4-2	4/02/2001–4/01/2011	2,216,000	$0.01	210,000	20,000	—	190,000	—	—	$0.00	$0.03
Employees	2001-4-16	4/16/2001–4/15/2011	575,000	$0.01	35,000	—	—	35,000	—	—	$0.00	$0.03
Employees	2001-4-28	4/28/2001–4/27/2011	60,000	$0.01	42,000	—	—	42,000	—	—	$0.00	$0.03
Employees	2001-5-14	5/14/2001–5/13/2011	1,597,000	$0.01	10,000	10,000	—	—	—	—	$0.00	$0.03
Employees	2001-5-15	5/15/2001–5/14/2011	95,000	$0.01	35,000	—	—	35,000	—	—	$0.00	$0.03
Employees	2001-7-1	7/1/2001–6/30/2011	745,000	$0.01	49,000	—	—	49,000	—	—	$0.00	$0.03
Employees	2001-7-15	7/15/2001–7/14/2011	1,045,000	$0.01	160,000	100,000	—	60,000	—	—	$0.00	$0.03
Employees	2001-7-16	7/16/2001–7/15/2011	2,220,000	$0.01	38,500	14,000	—	24,500	—	—	$0.00	$0.03
Employees	2001-7-27	7/27/2001–7/26/2011	50,000	$0.01	50,000	—	—	50,000	—	—	$0.00	$0.03
Employees	2001-7-30	7/30/2001–7/29/2011	140,000	$0.01	100,000	—	—	100,000	—	—	$0.00	$0.03
Employees	2001-8-7	8/07/2001–8/06/2011	20,000	$0.01	20,000	—	—	20,000	—	—	$0.00	$0.03
Employees	2001-8-20	8/20/2001–8/19/2011	20,000	$0.01	20,000	—	—	20,000	—	—	$0.00	$0.03
Employees	2001-9-24	9/24/2001–9/23/2011	98,708,500	$0.01	8,366,700	110,000	—	8,256,700	—	—	$0.05	$0.03
Employees	2001-9-28	9/28/2001–9/27/2011	50,000	$0.01	50,000	—	—	50,000	—	—	$0.00	$0.03
Employees	2002-1-24	1/24/2002–1/23/2012	47,653,000	$0.01	6,735,500	—	—	3,745,500	—	2,990,000	$0.04	$0.03
Employees	2002-1-24	1/24/2002–1/23/2012	7,684,500	$0.02	624,100	53,100	—	244,100	—	326,900	$0.06	$0.03
Employees	2002-4-10	4/10/2002–4/09/2012	48,699,000	$0.02	6,575,900	—	—	2,573,000	—	4,002,900	$0.06	$0.05
Employees	2002-6-28	6/28/2002–6/27/2012	39,740,000	$0.02	4,166,000	—	—	1,702,000	—	2,464,000	$0.07	$0.06
Employees	2002-6-28	6/28/2002–6/27/2012	18,944,000	$0.05	4,564,000	—	—	1,335,000	—	3,229,000	$0.06	$0.06
Kawanishi, Tsuyoshi	2002-7-11	7/11/2002–7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$0.00	$0.07
Employees	2002-7-11	7/11/2002–7/10/2012	2,780,000	$0.05	30,000	—	—	—	—	30,000	$0.00	$0.07
Service Providers	2002-9-26	9/26/2002–9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$0.00	$0.03
Employees	2002-9-26	9/26/2005–9/25/2012	5,770,000	$0.02	1,485,000	—	—	280,000	—	1,205,000	$0.07	$0.08
Employees	2002-9-26	9/26/2005–9/25/2012	65,948,300	$0.05	12,478,210	934,950	—	2,823,860	—	8,719,400	$0.08	$0.08
Employees	2003-1-9	1/09/2003–1/08/2013	53,831,000	$0.05	8,813,400	424,000	—	4,608,000	—	3,781,400	$0.08	$0.10
Employees	2003-4-1	4/01/2003–3/31/2013	18,804,900	$0.05	4,558,214	226,480	—	1,244,360	—	3,087,374	$0.08	$0.14
Employees	2003-4-24	4/24/2003–4/23/2013	58,488,000	$0.05	12,304,400	51,000	—	5,175,400	—	7,078,000	$0.08	$0.14
Employees	2003-7-15	7/15/2003–7/14/2013	59,699,900	$0.05	12,026,110	718,000	—	3,852,300	—	7,455,810	$0.08	$0.17
Employees	2003-10-10	10/10/2003–10/09/2013	49,535,400	$0.10	13,911,500	3,157,000	—	792,000	—	9,962,500	$0.00	$0.29
Employees	2004-1-5	1/05/2004–1/04/2014	130,901,110	$0.10	43,654,722	8,599,919	—	1,900,086	—	33,154,717	$0.10	$0.33
Kawanishi, Tsuyoshi	2004-1-15	1/15/2004–1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$0.00	$0.33
Service Providers	2004-1-15	1/15/2004–3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$0.00	$0.14
Senior Management	2004-1-15	1/15/2004–1/14/2014	2,700,000	$0.10	1,755,000	—	—	—	—	1,755,000	$0.00	$0.14
Others	2004-1-15	1/15/2004–1/14/2014	4,600,000	$0.10	2,100,000	600,000	—	—	—	1,500,000	$0.00	$0.35
Employees	2004-1-15	1/15/2004–1/14/2014	20,885,000	$0.10	4,074,000	350,000	—	—	—	3,724,000	$0.00	$0.33
Senior Management	2004-2-16	2/16/2004–2/15/2014	900,000	$0.25	300,000	—	—	—	—	300,000	$0.00	$0.33
Others	2004-2-16	2/16/2004–2/15/2014	12,300,000	$0.25	700,000	700,000	—	—	—	—	$0.00	$0.35
Employees	2004-2-16	2/16/2004–2/15/2014	14,948,600	$0.10	3,713,500	105,800	—	—	—	3,607,700	$0.00	$0.33
Employees	2004-2-16	2/16/2004–2/15/2014	76,454,880	$0.25	27,600,300	4,522,090	—	—	—	23,078,210	$0.00	$0.33

Options to purchase ordinary shares issued to new employees generally vested at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vested at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plan since the completion of the Global Offering.

SMIC Annual Report 2011     71

2001 Preference Share Plan

											Weighted	Weighted
											Average	Average
											Closing Price	Closing Price
							Options				of Shares	of Shares
							Lapsed Due				immediately	immediately
							to Repurchase				before Dates	before Dates
					Options	Options	of Ordinary	Options	Options	Options	on which	on which
Name/Eligible	Date	Period during which	No. of Options	Exercise Price	Outstanding	Lapsed During	Shares During	Exercised	Cancelled	Outstanding	Options were	Options were
Employees	Granted	Rights Exercisable	Granted	Per Share	as of 12/31/10	Period	Period*	During Period	During Period	as of 12/31/11	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	2001-9-24	9/24/2001–9/23/2011	246,698,700	$0.11	13,139,700	13,037,700	—	102,000	—	—	$0.00	$0.11
Employees	2001-9-28	9/28/2001–9/27/2011	50,000	$0.11	50,000	50,000	—	—	—	—	$0.00	$0.11
Employees	2001-11-3	11/03/2001–11/02/2011	780,000	$0.35	375,000	375,000	—	—	—	—	$0.00	$0.11
Employees	2002-1-24	1/24/2002–1/23/2012	58,357,500	$0.11	3,284,500	675,800	—	10,000	—	2,598,700	$0.00	$0.12
Employees	2002-4-10	4/10/2002–4/09/2012	52,734,000	$0.11	1,945,900	171,000	—	—	—	1,774,900	$0.00	$0.13
Employees	2002-6-28	6/28/2002–6/27/2012	63,332,000	$0.11	6,209,000	951,000	—	—	—	5,258,000	$0.00	$0.14
Service Providers	2002-7-11	7/11/2002–7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$0.00	$0.14
Employees	2002-7-11	7/11/2002–7/10/2012	4,530,000	$0.11	55,000	—	—	—	—	55,000	$0.00	$0.14
Service Providers	2002-9-26	9/26/2002–9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$0.00	$0.15
Employees	2002-9-26	9/26/2002–9/25/2012	73,804,800	$0.11	9,241,700	816,800	—	—	—	8,424,900	$0.00	$0.15
Employees	2003-1-9	1/09/2003–1/08/2013	12,686,000	$0.11	1,117,000	450,000	—	—	—	667,000	$0.00	$0.17

Options to purchase preference shares issued to new employees generally vested at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees could early exercise their options to purchase preference shares. If an employee early exercised 100% of his or her options, the options vested at a rate of 25% upon each of the first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remained employed by the Company and the Company had completed its initial public offering as of the third anniversary of the vesting commencement date, all options would have vested.

The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to the completion of the Global Offering. The Company has not issued stock options under the 2001 Preference Share Plan since the completion of the Global Offering.

72     SMIC Annual Report 2011

Report of the Directors

2004 Stock Option Plan

												Weighted
												Average
												Closing Price	Weighted
								Options				of Shares	Average Closing
						Additional		Lapsed Due				immediately	Price of Shares
					Options	Options	Options	to Repurchase	Options	Options	Options	before Dates	immediately
			No. of	Exercise	Outstanding	Granted	Lapsed	of Ordinary	Exercised	Cancelled	Outstanding	on which	before Dates on
Name/Eligible	Date	Period during which	Options	Price Per	as of	During	During	Shares During	During	During	as of	Options were	which Options
Employees	Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period	Period*	Period	Period	12/31/11	Exercised	were Granted
				(USD)								(USD)	(USD)
Senior Management	2004-3-18	3/18/2004–3/17/2014	190,000	$0.35	70,000	—	—	—	—	—	70,000	$0.00	$0.35
Employees	2004-3-18	3/18/2004–3/17/2014	49,869,700	$0.35	19,537,050	—	3,282,650	—	—	—	16,254,400	$0.00	$0.35
Others	2004-4-7	4/07/2004–4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$0.00	$0.31
Employees	2004-4-25	4/25/2004–4/24/2014	22,591,800	$0.28	8,172,400	—	970,000	—	—	—	7,202,400	$0.00	$0.28
Employees	2004-7-27	7/27/2004–7/26/2014	35,983,000	$0.20	14,860,000	—	2,131,000	—	—	—	12,729,000	$0.00	$0.20
Kawanishi, Tsuyoshi	2004-11-10	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$0.00	$0.22
Employees	2004-11-10	11/10/2004–11/09/2014	52,036,140	$0.22	15,401,310	—	1,854,670	—	—	—	13,546,640	$0.00	$0.22
Senior Management	2005-5-11	5/11/2005–5/10/2015	900,000	$0.20	300,000	—	—	—	—	—	300,000	$0.00	$0.20
Others	2005-5-11	5/11/2005–5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$0.00	$0.20
Employees	2005-5-11	5/11/2005–5/10/2015	94,581,300	$0.20	38,391,919	—	9,758,052	—	—	—	28,633,867	$0.00	$0.20
Others	2005-5-11	5/11/2005–5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$0.00	$0.22
Employees	2005-8-11	8/11/2005–8/10/2015	32,279,500	$0.22	9,805,500	—	2,402,000	—	—	—	7,403,500	$0.00	$0.22
Senior Management	2005-11-11	11/11/2005–11/10/2015	11,640,000	$0.15	2,800,000	—	—	—	—	—	2,800,000	$0.00	$0.15
Others	2005-11-11	11/11/2005–11/10/2015	3,580,000	$0.15	500,000	—	—	—	—	—	500,000	$0.00	$0.15
Employees	2005-11-11	11/11/2005–11/10/2015	149,642,000	$0.15	48,829,000	—	12,758,000	—	—	—	36,071,000	$0.00	$0.15
Employees	2006-2-20	2/20/2006–2/19/2016	62,756,470	$0.15	28,039,204	—	5,995,660	—	—	—	22,043,544	$0.00	$0.15
Employees	2006-5-12	5/12/2006–5/11/2016	22,216,090	$0.15	8,277,000	—	2,218,000	—	—	—	6,059,000	$0.00	$0.15
Kawanishi, Tsuyoshi	2006-9-29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$0.00	$0.13
Employees	2006-9-29	9/29/2006–9/28/2016	40,394,000	$0.13	20,304,000	—	7,310,000	—	—	—	12,994,000	$0.00	$0.13
Others	2006-9-29	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$0.00	$0.13
Lip-Bu Tan	2006-9-29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$0.00	$0.13
Others	2006-9-29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$0.00	$0.13
Others	2006-11-10	11/10/2006–11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$0.00	$0.13
Employees	2006-11-10	11/10/2006–11/09/2016	33,271,000	$0.11	14,239,000	—	4,768,000	—	—	—	9,471,000	$0.00	$0.11
Employees	2007-5-16	5/16/2007–5/15/2017	122,828,000	$0.15	59,634,150	—	13,291,150	—	—	—	46,343,000	$0.00	$0.15
Senior Management	2007-5-16	5/16/2007–5/15/2017	2,000,000	$0.15	600,000	—	—	—	—	—	600,000	$0.00	$0.15
Others	2007-5-16	5/16/2007–5/15/2017	5,421,000	$0.15	500,000	—	—	—	—	—	500,000	$0.00	$0.15
Employees	2007-12-28	12/28/2007–12/27/2017	89,839,000	$0.10	42,717,000	—	8,540,800	—	497,400	—	33,678,800	$0.00	$0.10
Employees	2008-2-12	2/12/2008–2/11/2018	126,941,000	$0.08	73,480,200	—	13,128,100	—	6,697,475	—	53,654,625	$0.00	$0.08
Senior Management	2008-2-12	2/12/2008–2/11/2018	2,300,000	$0.08	500,000	—	—	—	—	—	500,000	$0.00	$0.08
Others	2008-2-12	2/12/2008–2/11/2018	600,000	$0.08	600,000	—	—	—	—	—	600,000	$0.00	$0.08
Employees	2008-11-18	11/18/2008–11/17/2018	117,224,090	$0.02	65,362,740	—	11,075,250	—	2,519,470	—	51768020	$0.00	$0.02
Others	2008-11-18	11/18/2008–11/17/2018	1,375,000	$0.02	655,000	—	327,500	—	327,500	—	—	$0.00	$0.02
Senior Management	2008-11-18	11/18/2008–11/17/2018	400,000	$0.02	400,000	—	—	—	—	—	400,000	$0.00	$0.02
Employees	2009-2-17	2/17/2009–2/16/2019	131,943,000	$0.03	83,360,750	—	10,395,250	—	13,146,250	—	59,819,250	$0.00	$0.03
Lip-Bu Tan	2009-2-17	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$0.00	$0.03
Others	2009-2-17	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$0.00	$0.03
Others	2009-2-17	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	1,000,000	—	—	$0.00	$0.03
Kawanishi, Tsuyoshi	2009-2-17	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$0.00	$0.03
Others	2009-2-17	2/17/2009–2/16/2019	400,000	$0.03	350,000	—	—	—	—	—	350,000	$0.00	$0.03
Others	2009-2-17	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$0.00	$0.03
Senior Management	2009-2-17	2/17/2009–2/16/2019	1,150,000	$0.03	450,000	—	—	—	—	—	450,000	$0.00	$0.03
Employees	2009-5-11	5/11/2009–5/10/2019	24,102,002	$0.04	16,619,000	—	5,578,000	—	1,036,000	—	10,005,000	$0.00	$0.04
Tsuyoshi Kawanishi	2010-2-23	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$0.00	$0.10
Lip Bu Tan	2010-2-23	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$0.00	$0.10
Others	2010-2-23	2/23/2010–2/22/2020	15,674,388	$0.10	15,674,388	—	15,674,388	—	—	—	—	$0.00	$0.10
Nin-Kou David Wang	2010-2-23	2/23/2010–2/22/2020	62,697,553	$0.10	62,697,553	—	62,697,553	—	—	—	—	$0.00	$0.10
Senior Management	2010-2-23	2/23/2010–2/22/2020	49,498,364	$0.10	48,213,164	—	15,674,388	—	—	—	32,538,776	$0.00	$0.10
Employees	2010-2-23	2/23/2010–2/22/2020	337,089,466	$0.10	235,455,209	—	42,958,771	—	8,467,741	—	184,028,697	$0.00	$0.10
Others	2010-2-23	2/23/2010–2/22/2020	6,835,000	$0.10	6,835,000	—	—	—	—	—	6,835,000	$0.00	$0.10
Yonggang Gao	2010-5-24	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$0.00	$0.08
Shanzhi Chen	2010-5-24	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$0.00	$0.08
Senior Management	2010-5-24	5/24/2010–5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	$0.00	$0.08
Employees	2010-5-24	5/24/2010–5/23/2020	18,251,614	$0.08	17,976,000	—	3,115,300	—	—	—	14,860,700	$0.00	$0.08
Employees	2010-9-8	9/8/2010–9/7/2020	46,217,577	$0.07	44,159,577	—	10,054,762	—	—	—	34,104,815	$0.00	$0.07
Employees	2010-11-12	11/12/2010–11/11/2020	39,724,569	$0.08	39,700,569	—	5,096,845	—	—	—	34,603,724	$0.00	$0.08
Employees	2011-5-31	5/31/2011–5/30/2021	148,313,801	$0.08	—	148,313,801	21,004,500	—	—	—	127,309,301	$0.00	$0.08
Others	2011-5-31	5/31/2011–5/30/2021	546,000	$0.08	—	546,000	—	—	—	—	546,000	$0.00	$0.08
Senior Management	2011-5-31	5/31/2011–5/30/2021	273,000	$0.08	—	273,000	—	—	—	—	273,000	$0.00	$0.08
Wenyi Zhang	2011-9-8	9/8/2011–9/7/2021	21,746,883	$0.06	—	21,746,883	—	—	—	—	21,746,883	$0.00	$0.06
Tzu Yin Chiu	2011-9-8	9/8/2011–9/7/2021	86,987,535	$0.06	—	86,987,535	—	—	—	—	86,987,535	$0.00	$0.06
Employees	2011-9-8	9/8/2011–9/7/2021	42,809,083	$0.06	—	42,809,083	3,335,920	—	—	—	39,473,163	$0.00	$0.06
Frank Meng	2011-11-17	11/17/2011–11/16/2021	4,471,244	$0.05	—	4,471,244	—	—	—	—	4,471,244	$0.00	$0.05
Employees	2011-11-17	11/17/2011–11/16/2021	16,143,147	$0.05	—	16,143,147	—	—	—	—	16,143,147	$0.00	$0.05

SMIC Annual Report 2011      73

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

2004 Equity Incentive Plan

												Weighted	Weighted
												Average	Average
												Closing Price	Closing Price
												of Shares	of Shares
								Options				immediately	immediately
						Additional		Lapsed Due				before Dates	before Dates
					Options	Options	Options	to Repurchase	Options	Options	Options	on which	on which
			No. of	Exercise	Outstanding	Granted	Lapsed	of Ordinary	Exercised	Cancelled	Outstanding	Restricted	Restricted
Name/Eligible	Date	Period during which	Options	Price Per	as of	During	During	Shares During	During	During	as of	Share Units	Share Units
Employees	Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period	Period*	Period	Period	12/31/11	were Vested	were Granted
				(USD)								(USD)	(USD)
Employees	2005-8-11	8/11/2005–8/10/2015	69,430,022	$0.00	12,600	—	—	—	12,600	—	—	$0.09	$0.22
Employees	2007-5-16	5/16/2007–5/15/2017	33,649,720	$0.00	4,351,250	—	22,000	—	4,320,500	—	8,750	$0.11	$0.14
Employees	2007-12-28	12/28/2007–12/27/2017	4,910,000	$0.00	1,102,500	—	25,000	—	952,500	—	125,000	$0.00	$0.10
Employees	2008-2-12	2/12/2008–2/11/2018	38,597,100	$0.00	10,962,625	—	1,108,225	—	5,420,312	—	4,434,088	$0.00	$0.08
Others	2008-2-12	2/12/2008–2/11/2018	270,000	$0.00	135,000	—	—	—	67,500	—	67,500	$0.00	$0.08
Senior Management	2008-2-12	2/12/2008–2/11/2018	960,000	$0.00	110,000	—	—	—	55,000	—	55,000	$0.00	$0.08
Employees	2008-11-18	11/18/2008–11/17/2018	2,080,000	$0.00	450,000	—	—	—	225,000	—	225,000	$0.00	$0.02
Employees	2009-5-11	5/11/2009–5/10/2019	787,797	$0.00	100,000	—	—	—	50,000	—	50,000	$0.00	$0.04
Senior Management	2010-2-23	2/23/2010–2/22/2020	21,459,142	$0.00	20,452,532	—	5,038,196	—	5,337,944	—	10,076,392	$0.00	$0.10
Employees	2010-2-23	2/23/2010–2/22/2020	139,933,819	$0.00	61,108,274	—	4,354,280	—	43,465,843	—	13,288,151	$0.00	$0.10
Others	2010-2-23	2/23/2010–2/22/2020	500,500	$0.00	250,250	—	—	—	250,250	—	—	$0.00	$0.10
Others	2010-2-23	2/23/2010–2/22/2020	6,717,594	$0.00	6,717,594	—	5,038,196	—	1,679,398	—	—	$0.00	$0.10
Nin-Kou David Wang	2010-2-23	2/23/2010–2/22/2020	26,870,379	$0.00	26,870,379	—	13,435,189	—	13,435,190	—	—	$0.00	$0.10
Senior Management	2010-5-24	5/24/2010–5/23/2020	6,739,969	$0.00	6,739,969	—	—	—	1,684,992	—	5,054,977	$0.00	$0.08
Employees	2010-5-24	5/24/2010–5/23/2020	1,400,000	$0.00	1,400,000	—	—	—	350,000	—	1,050,000	$0.00	$0.08
Employees	2010-9-8	9/8/2010–9/7/2020	2,944,589	$0.00	2,944,589	—	758,263	—	736,147	—	1,450,179	$0.00	$0.07
Employees	2010-11-12	11/12/2010–11/11/2020	750,000	$0.00	750,000	—	—	—	187,500	—	562,500	$0.00	$0.08
Employees	2011-5-31	5/31/2011–5/30/2021	21,212,530	$0.00	—	21,212,530	2,832,600	—	—	—	18,379,930	$0.00	$0.08
Others	2011-5-31	5/31/2011–5/30/2021	81,900	$0.00	—	81,900	—	—	—	—	81,900	$0.00	$0.08
Senior Management	2011-5-31	5/31/2011–5/30/2021	54,600	$0.00	—	54,600	—	—	—	—	54,600	$0.00	$0.08
WEN YI ZHANG	2011-9-8	9/8/2011–9/7/2021	9,320,093	$0.00	—	9,320,093	—	—	—	—	9,320,093	$0.00	$0.06
Tzu Yin Chiu	2011-9-8	9/8/2011–9/7/2021	37,280,372	$0.00	—	37,280,372	—	—	—	—	37,280,372	$0.00	$0.06

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

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The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005, April 24, 2009, November 7, 2011 and March 23, 2012 respectively) (the “CG Policy”). The CG Policy, a copy of which is available at the Company’s website under “Investor Relations > Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

Save as disclosed below, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2011 to December 31, 2011, in compliance with the CG Code.

(a)	Code Provision A.2.1
Code Provision A.2.1 provides that “the roles of chairman and chief executive officer should be separate and should not be performed by the same individual”. On July 13, 2011, Dr. David N.K. Wang resigned from his position as the Chief Executive Officer of the Company. Subsequently, Mr. Zhang Wenyi was appointed as the Chairman of the Board and the Acting Chief Executive Officer with effect from July 15, 2011. Mr. Zhang ceased to be the Acting Chief Executive Officer when Dr. Tzu-Yin Chiu was appointed as the Chief Executive Officer on August 5, 2011. As a result, the Company did not meet the requirement under Code Provision A.2.1 for the interim period from July 15, 2011 to August 4, 2011.

(b)	Code Provision E.1.2
Code provision E.1.2 of the CG Code provides that “the chairman of the board should attend the annual general meeting”. Following the passing away of Mr. Jiang Shang Zhou, former Chairman of the Board, on June 27, 2011, the chairman position was vacated until being filled by Mr. Zhang Wenyi on July 15, 2011. As a result, no chairman of the Board attended the 2011 AGM held on June 29, 2011.

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Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2011. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of nine Directors as at the date of this annual report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting, or AGM, of shareholders.

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2011 AGM (except Dr. David N.K. Wang who was not re-elected, and Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu who were appointed by the Board on June 30, 2011 and August 5, 2011, respectively). The Class II Directors were re-elected for a term of three years at the 2009 AGM (except Dr. Chen Shanzhi who was elected at that AGM and Frank Meng who was appointed by the Board on August 23, 2011) and are eligible for re-election at the 2012 AGM. The Class III Directors (except Professor Lawrence Juen-Yee Lau who was appointed by the Board on June 30, 2011) were re-elected at the 2010 AGM for a term of three years.

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The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Gao Yonggang	Non-executive Director	Class I
Lawrence Juen-Yee Lau	Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Frank Meng	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II

Brief biographical details for Board members are set out on pages 28 through 30.

Save as disclosed below, for the year ended December 31, 2011, the Board has complied with the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors (“INEDs”) on the Board, and complied with the requirement that these should include one INED with appropriate professional qualifications or accounting or related financial management expertise.

Following the passing away of Mr. Jiang Shang Zhou on June 27, 2011, the Company only had two INEDs, namely, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan, until the appointment of Mr. Zhang Wenyi as an INED took effect on June 30, 2011. Subsequently on July 2, 2011, Mr. Zhang Wenyi was redesignated as executive director, following which the position of the third INED of the Company as required by Rule 3.10(1) of the Listing Rules was vacated. On August 23, 2011, Mr. Frank Meng was appointed as the third INED. Following the appointment of Mr. Meng, the Board has been restored to a minimum of 3 INEDs as required under Rule 3.10(1).

The Company confirmed that it has received an annual independent confirmation from each INED as required by the Listing Rules. As such, the Company still considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer. The roles of the chairman and chief executive officer are segregated and such roles are assumed by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, respectively.

Two Class II Directors, Dr. Chen Shanzhi and Mr. Lip-Bu Tan will retire from office on the date of the 2012 AGM pursuant to Article 90 of the Company’s Articles of Association. Dr. Chen and Mr. Tan will each offer himself for re-election at the 2012 AGM. If re-elected, each of Dr. Chen and Mr. Tan would hold office until the 2015 AGM.

In addition, Mr. Zhang Wenyi, Professor Lawrence Juen-Yee Lau, Dr. Tzu-Yin Chiu and Mr. Frank Meng, whose appointment as a Director took effect on June 30, 2011, June 30, 2011, August 5, 2011 and August 23, 2011, respectively, will retire from office at the 2012 AGM pursuant to Article 126 of the Articles of Association. If re-elected, Mr. Zhang, Professor Lau, Dr. Chiu and Mr. Meng will hold office until the AGM of 2014, 2013, 2014 and 2015, respectively.

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The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and assists the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meetings, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on such matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties.

The Company Secretary continuously update all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

During the year ended December 31, 2011, the Board held a total of 12 meetings. Details of Directors’ attendance at the Board meetings and the Company’s general meetings are set forth below:

	Board meetings	Attendance Rate
Executive Directors
Zhang Wenyi(1)	9/9	100%
Tzu-Yin Chiu(2)	6/6	100%
David N.K. Wang (retired)(3)	3/3	100%
Non-executive Directors
Chen Shanzhi	12/12	100%
Gao Yonggnang	12/12	100%
Lawrence Juen-Yee Lau(4)	8/8(7)	100%
Zhou Jie	11/11(8)	100%
INEDs
Tsuyoshi Kawanishi	8/8(9)	100%
Frank Meng(5)	4/4	100%
Lip-Bu Tan	9/9(10)	100%
Jiang Shang Zhou (deceased)(6)	3/3	100%

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Notes:

(1)	Mr. Zhang was appointed as an Independent Non-executive Director on June 30, 2011, and was subsequently redesignated as Executive Director and appointed as Chairman of the Board of Directors on July 15, 2011 as a result of which Mr. Zhang was eligible to attend only 9 out of the total 12 meetings.

(2)	Dr. Chiu was appointed as an Executive Director and the CEO of the Company on August 5, 2011 as a result of which Dr. Chiu was eligible to attend only 6 out of the total 12 meetings.

(3)	Dr. Wang ceased to be a Director following the conclusion of the 2011 AGM as a result of which Dr. Wang was eligible to attend only 3 out of the total 12 meetings.

(4)	Professor Lau was appointed as a Non-executive Director on June 30, 2011 as a result of which Professor Lau was eligible to attend only 8 out of the total 12 meetings.

(5)	Mr. Meng was appointed as an INED on August 23, 2011 as a result of which Mr. Meng was eligible to attend only 4 out of the total 12 meetings.

(6)	Mr. Jiang passed away on June 27, 2011 as a result of which Mr. Jiang was eligible to attend only 3 out of the total 12 meetings.

(7)	One of these meetings was attended by Professor Lau’s proxy.

(8)	One of these meetings was attended by Mr. Zhou’s proxy.

(9)	Four of these meetings were attended by Mr. Kawanishi’s proxy.

(10)	Three of these meetings were attended by Mr. Tan’s proxy.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.

Board Committees

The Board has established the following principal committees to assist it in fulfilling its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out their respective responsibilities and obligations.

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Nomination Committee
The Nomination Committee was established by the Board on March 23, 2012. It comprises of Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The responsibilities of Nomination Committee include:

  reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

  identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

  assessing the independence of independent non-executive directors; and

  making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

Compensation Committee
As of December 31, 2011, the members of the Company’s compensation committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

  reviewing and approving the executive officers’ remuneration proposals with reference to the Board’s corporate goals and objectives;

  reviewing and making recommendations to the Board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for the executive officers, periodically evaluating existing agreements with the executive officers for continuing appropriateness;

  approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

  reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

  administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

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  reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

  ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

In addition to reviewing the remuneration of Directors and the members of the Company’s management, the Compensation Committee reviewed and approved the granting of stock options and restricted share units pursuant to the terms of the Company’s 2004 Stock Option Plan and 2004 Equity Incentive Plan, respectively.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2011, the Compensation Committee held a total of four (4) meetings. Details of Directors’ attendance at the Compensation Committee are set forth below:

	Number of meetings Attended	Attendance Rate
Independent Non-executive Directors
Lip-Bu Tan (Chairman)	4/4	100%
Tsuyoshi Kawanishi(1)	4/4	100%
Non-executive Director
Zhou Jie	4/4	100%

Note:

(1)	2 of these meetings were attended by proxy.

Audit Committee
As of December 31, 2011, the members of the Audit Committee were Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Gao Yonggang and Mr. Frank Meng. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Mr. Lip-Bu Tan currently also serves on the audit committee of SINA Corporation which is a publicly traded company. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

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Following the passing away of the former INED Mr. Jiang Shang Zhou on June 27, 2011, the position of the third member of the Audit Committee as required under Rule 3.21 of the Listing Rules was vacated. On September 23, 2011, Mr. Frank Meng, an INED of the Company, was appointed as the third member of the Audit Committee, following which the Audit Committee has been restored to a minimum of three members as required under Rule 3.21.

The responsibilities of the Audit Committee include, among other things:

  making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

  approving the remuneration and terms of engagement of the Company’s independent auditor;

  reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

  pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

  reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

  reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

  reviewing the Company’s risk assessment and management policies;

  reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

  establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

  obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

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During 2011, the Audit Committee reviewed:

  the financial reports for the year ended and as of December 31, 2010 and the six month period ended and as of June 30, 2011;

  the quarterly earnings releases and any updates thereto;

  the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

  the Company’s budget for 2011;

  the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

  the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

  the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

  the audit fees for the Company’s outside auditors; and

  the Company’s outside auditors’ engagement letters.

The Audit Committee reports its work, findings and recommendations to the Board during each Board meeting.

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting. In addition, the Audit Committee meets in person with the Company’s external auditor at least twice a year.

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During the year ended December 31, 2011, the Audit Committee held a total of five (5) meetings. Details of Directors’ attendance at the Audit Committee are set forth below:

	Number of meetings Attended	Attendance Rate
Independent Non-executive Directors
Lip-Bu Tan (chairman)	5/5	100%
Frank Meng(1)	1/1	100%
Jiang Shang Zhou (deceased)(2)	3/3	100%
Non-executive Director
Gao Yonggang	5/5	100%

Notes:

(1)	Mr. Meng was appointed as a member of the Audit Committee on September 23, 2011 as a result of which he was eligible to attend only 1 of the 5 meetings.

(2)	Mr. Jiang passed away on June 27, 2011, as a result of which he was eligible to attend only 3 of the 5 meetings.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s outside auditors the financial statements for the financial period, the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Auditors’ Remuneration
The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2011.

2011
Audit Fees	$1,250,000
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	$1,250,000

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Internal Controls
In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Company’s Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2011 and at the date of this annual report, was effective. The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by the independent accounting firm as stated in its report.

Internal Audit Department
Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. The risk-based audit plan is approved by the Audit Committee. Audit results are reported to the CEO and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

  reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

  reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

  reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

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  appraising the economy and efficiency with which resources are employed;

  identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

  evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department will audit areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

Risk Management Committee
The Risk Management Committee identifies, analyzes, and assesses enterprise-wide risks, monitors the Company’s risk management efforts, and reports on the effectiveness of the Company’s enterprise risk management programs. The Risk Management Committee is responsible for developing the Company’s risk management strategy; establishing, reviewing, and approving policies and procedures to control risks as well as to prevent fraud; determining risk tolerances for measurement; preparing a risk management implementation plan and assigning responsibilities; and designing and preparing education and awareness programs and its implementation plans. Such risks can include without limitation, legal risks, credit risks, market risks, operational risks, environmental risks, and systemic risks. The Risk Management Committee consists of members of the Company’s management team.

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Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles of Association. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to propose a person for election as a Director is available on the Company’s website. The procedures for shareholders to put forward proposals at an annual general meeting are also available upon request, from the Company Secretary at the principal executive offices of the Company as stated below:

Semiconductor Manufacturing International Corporation Suite 3003, 30th Floor, 9 Queen’s Road Central Hong Kong

Enquiries may be submitted to the Board by contacting either the Company Secretary at the above address, or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be raised to the Company Secretary by the same means.

According to Article 61 of the Articles of Association, only the Board or the Chairman of the Board may, whenever they or he think fit to proceed, convene a general meeting of the Company. The ability of shareholders to call any extraordinary general meetings is specifically denied.

Shareholder Communications

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2011 AGM, which was held on June 29, 2011 at the Company’s headquarters in Shanghai, China, a representative of the Board, members of the management team, as well as the Company’s outside auditors, were present to answer questions from the shareholders. The poll voting results were published in accordance with the requirements of the Listing Rules. The matters resolved at the 2011 AGM are as follows:

  received and considered the audited financial statements and the reports of the Directors and auditors of the Company for the year ended and as of December 31, 2010; and

  re-elected Mr. Gao Yonggang, a retiring class I director, and authorized the Board to fix his remuneration.

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Together with this annual report, the 2012 AGM circular is distributed to all shareholders within the prescribed time period required by the Listing Rules, notifying the shareholders about the 2012 AGM. The circular and the accompanying materials set forth the relevant information relating to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The poll results are published in accordance with the requirements of the Listing Rules.

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the Chief Executive Officer and the Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial ownership as of December 31, 2011 of the ordinary shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 48.

The market capitalization of the Company as of December 31, 2011 was HK$10,307,878,524 (issued share capital of 27,487,676,065 ordinary shares at the closing market price of HK$0.3750 per ordinary share). The public float as of such date was approximately 80.6%.

The 2012 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on around June 7, 2012. All shareholders are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices
Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because our American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because we are a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us. We are permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

88     SMIC Annual Report 2011

Corporate Governance Report

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

  The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re- appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

  The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the U.S. Securities and Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

  We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

  The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

SMIC Annual Report 2011     89

Social Responsibility

At SMIC, we truly live corporate social responsibility (CSR). Near each of our production sites, we maintain residential campuses with comfortable housing for our employees, first-rate schools for their children, and many convenient amenities. By living near our production sites, we have additional incentive to meet the highest standards for health, safety, environmental protection, business conduct, and regulatory compliance.

Socially responsible practices led to our selection to the Hang Seng Corporate Sustainability Index Series for attaining a “high standard of performance in the environmental, social, and corporate governance areas.” See www.hsi.com.hk. To help us preserve and develop this culture, key managers serve on our CSR Committee to oversee our CSR program and prepare an annual CSR report highlighting our achievements. See our 10th Anniversary CSR Report at www.smics.com/eng/about/csr.php.

SMIC IN THE COMMUNITY

As the Company grows and prospers, so do the communities where we operate. We also serve them as neighbors through the scores of programs and activities held on our own campuses, and through charitable outreach to the larger community. For example, our employees support local charities and churches, lecture at local universities, finance rural schools, provide disaster relief, and volunteer for projects throughout the region, focusing on community development and environmental preservation.

Support for Education
In addition to maintaining our own award-winning schools for our employees’ children, SMIC actively supports education throughout China. For several years, SMIC has supported the Enyou Foundation’s Teacher Training Program, aimed at empowering rural educators with modern teaching skills, methodologies, and know-how. SMIC has contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to the program. SMIC also supports education through the activities of its employees, who have helped finance dozens of schools in rural China, taught at local universities, and volunteered in countless community programs.

Support for the Environment
SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in the company’s ISO14001 certification in 2002. Attaining ISO14001 certification requires establishing a world-class environmental management system that abides by a rigorous set of international standards; this management system helps SMIC ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

Furthermore, SMIC has passed QC080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements and the European Union’s RoHS (Restriction of Hazardous Substances) Directive.

Moreover, SMIC has taken action against global warming caused by green house emission and is prepared for increasingly stringent carbon emission controls and regulations. SMIC established ISO 14064 (carbon verification) certification at all sites in 2010.

90     SMIC Annual Report 2011

Social Responsibility

Environmental protection is achieved through:

  Planning and implementing environmental protection projects and driving energy saving and waste reduction efforts;

  Sorting and recycling waste products;

  Supervising and managing the transfer and safe handling of hazardous waste by qualified vendors;

  Controlling hazardous substances in our products and processes; and

  Carrying out environmental protection monitoring, including carbon verification, and publicizing the results.

Employee Well-Being

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We hope to improve employee well-being, protect the environment, and raise environmental protection, safety, and health (“ESH”) standards for all SMIC employees and the environment in which we operate. Through continuous improvement, we strive to be environmentally responsible and aim to strengthen our operational risk management.

To achieve these goals, SMIC is committed to:

  Following ESH regulations and international protocols while fulfilling customer requirements;

  Making environmental protection and employee safety and health a primary responsibility for every SMIC manager;

  Carrying out site ESH management through employee ownership and teamwork;

  Establishing a “green” supply chain and using environmentally responsible manufacturing processes; and

  Strengthening accident prevention measures and emergency response and recovery capabilities.

Employee Health & Safety
SMIC attained OHSAS18001 (Occupation Health and Safety Assessment Series) certification in 2003. The OHSAS18001 standard is a key component of a Company’s total health and safety management and is based on international safety and health standards. With this certification, SMIC has demonstrated its commitment to safety, risk management, and a safer and healthier environment for its employees. In addition, SMIC’s safety management philosophy is based on accident prevention, frequent safety audits, education, engineering control, accountability, and enforcement. This safety management philosophy is implemented through:

  Mandatory safety training for employees and vendors;

  Compliance of equipment and facilities with domestic and international safety standards, such as those of: Semiconductor Equipment and Materials International (SEMI), the National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

  Establishment of process standards;

  An Emergency Response Center that is staffed 24 hours a day to centralize emergency response at each SMIC site;

SMIC Annual Report 2011     91

  Continuous monitoring through closed-circuit TV cameras and gas detectors in work areas;

  Monitoring airborne chemicals, air quality, radiation, noise and drinking water;

  Occupational health examinations;

  Training in ergonomics; and

  Establishment of an ESH rewards and discipline committee whereby employees — and in some cases, their managers — are rewarded or disciplined for major ESH achievements or violations.

SMIC provides occupational health and hygiene management for the welfare of employees. In addition, SMIC provides on-site health surveillance and primary care services such as:

  24-hour health center;

  Medical emergency response & disaster planning;

  Occupational physical examination and record keeping;

  General physical examination and record keeping; and

  Injury and illness case management.

Employee Care
We enable better living and continuous self-improvement for our employees. In addition to the housing and schooling described above, our employees and their families enjoy good health insurance and access to the professionally staffed health clinics at our manufacturing sites, residential campuses, and schools. We also care for our employees through on-the-job training, university education, counseling services, social clubs and activities, and athletic and recreational facilities. See our full CSR report at the address provided above.

92     SMIC Annual Report 2011

Report by Management on Internal Control Over Financial Reporting

The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on COSO criteria.

SMIC’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on our internal control over financial reporting, which immediately follows this report.

March 29, 2012

SMIC Annual Report 2011     93

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 29, 2012

94     SMIC Annual Report 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SMIC Annual Report 2011     95

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated March 29, 2012 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 29, 2012

96     SMIC Annual Report 2011

Consolidated Statements of Comprehensive Income

(In US dollars, except share data)

	For the year ended December 31,
	NOTE	2011	2010	2009
Sales	24	$1,319,466,033	$1,532,448,539	$1,037,665,386
Cost of sales		1,217,524,773	1,229,266,360	1,158,148,223
Gross profit (loss)		101,941,260	303,182,179	(120,482,837)
Operating expenses (income):
Research and development		191,473,241	191,046,463	176,420,148
General and administrative	22	57,434,832	41,387,122	215,844,944
Selling and marketing		32,558,510	29,087,197	26,208,722
Impairment loss of long-lived assets	10	17,691,318	5,137,925	126,634,897
Loss from sale of equipment and other
fixed assets		508,378	96,901	3,890,656
Litigation settlement	27	—	—	269,637,431
Other operating income	2(o)	(7,009,241)	(16,493,049)	—
Total operating expenses, net		292,657,038	250,262,559	818,636,798
Income (loss) from operations	30	(190,715,778)	52,919,620	(939,119,635)
Other income (expense):
Interest income		4,724,375	4,086,406	2,546,974
Interest expense		(20,582,726)	(22,563,056)	(24,586,689)
Change in the fair value of commitment to
issue share and warrant	27	—	(29,815,453)	(30,100,793)
Foreign currency exchange gain		17,588,644	5,101,293	7,290,542
Others, net		6,709,092	6,534,070	(4,549,233)
Total other income (expense), net		8,439,385	(36,656,740)	(49,399,199)
Income (loss) from continuing operations
before income tax and equity investment		(182,276,393)	16,262,880	(988,518,834)
Income tax benefit (expense)	18	(82,502,706)	4,818,497	46,624,242
Gain (loss) from equity investment	12	4,478,546	284,830	(1,782,142)
Income (loss) from continuing operations		(260,300,553)	21,366,207	(943,676,734)
Income (loss) from discontinued operations		14,741,100	(7,355,561)	(18,800,808)
Net income (loss)		(245,559,453)	14,010,646	(962,477,542)
Accretion of interest to noncontrolling
interest		(1,319,761)	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest		63,177	139,751	—
Net income (loss) attributable to Semiconductor
Manufacturing International Corporation		(246,816,037)	13,100,397	(963,537,205)
Deemed Dividends on Convertible
Preferred Shares		(64,970,095)	—	—
Net income (Loss) attributable to holders of
ordinary shares		(311,786,132)	13,100,397	(963,537,205)
Net Income (loss)		(245,559,453)	14,010,646	(962,477,542)
Other comprehensive income (loss):
Foreign currency translation adjustment		4,937,787	(706,128)	52,960
Comprehensive income (loss)		(240,621,666)	13,304,518	(962,424,582)
Comprehensive income (loss) attributable to
noncontrolling interest		(1,256,584)	(910,249)	(1,059,663)
Comprehensive income (loss) attributable to
Semiconductor Manufacturing International
Corporation		(241,878,250)	12,394,269	(963,484,245)

SMIC Annual Report 2011     97

(In US dollars, except share data)

	For the year ended December 31,
	NOTE	2011	2010	2009
Earnings (loss) per ordinary share, basic	21	$(0.01)	$0.00	$(0.04)
Earnings (loss) per ordinary share, diluted	21	$(0.01)	$0.00	$(0.04)
Shares used in calculating basic earnings
(loss) per ordinary share	21	27,435,853,922	24,258,437,559	22,359,237,084
Shares used in calculating diluted earnings
(loss) per ordinary share	21	27,435,853,922	25,416,597,405	22,359,237,084

The accompanying notes are an integral part of these consolidated financial statements.

98     SMIC Annual Report 2011

Consolidated Balance Sheets

(In US dollars, except share data)

	December 31,
	NOTES	2011	2010	2009
ASSETS
Current assets:
Cash and cash equivalents		$261,615,478	$515,808,332	$443,462,514
Restricted cash	4	136,907,126	161,350,257	20,360,185
Accounts receivable, net of
allowances of $42,820,668;
$49,373,296 and $96,144,543 at
December 31, 2011, 2010 and
2009, respectively	6, 22	165,233,593	206,622,841	204,290,545
Inventories	7	207,308,380	213,404,499	193,705,195
Prepaid expense and other
current assets		90,448,245	78,278,131	28,881,866
Assets held for sale	8	—	—	8,184,462
Current portion of deferred
tax assets	18	3,273,728	3,638,427	8,173,216
Total current assets		864,786,550	1,179,102,487	907,057,983
Prepaid land use rights		77,231,088	78,798,287	78,111,788
Plant and equipment, net	9	2,516,578,019	2,351,862,787	2,251,614,217
Acquired intangible assets, net	11	179,279,333	173,820,851	182,694,105
Equity investment	12	19,612,790	9,843,558	9,848,148
Other long-term assets	22	41,927,959	215,178	391,741
Deferred tax assets	18	28,513,676	109,050,066	94,358,635
TOTAL ASSETS		$3,727,929,415	$3,902,693,214	$3,524,076,617
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	13	$280,690,730	$515,577,285	$228,882,804
Short-term borrowings	15	607,427,103	372,055,279	286,864,063
Current portion of long-term debt	15	191,354,539	333,458,941	205,784,080
Accrued expenses and other current
liabilities		142,415,427	146,986,675	111,086,990
Current portion of promissory notes	14	29,374,461	29,374,461	78,608,288
Commitment to issue shares and
warrants relating to litigation
settlement	27	—	—	120,237,773
Income tax payable		63,435	1,892,691	58,573
Total current liabilities		1,251,325,695	1,399,345,332	1,031,522,571

SMIC Annual Report 2011     99

(In US dollars, except share data)

	December 31,
	NOTES	2011	2010	2009
Long-term liabilities:
Non-current portion of promissory
notes	14	28,559,711	56,327,268	83,324,641
Long-term debt	15	72,360,902	178,596,008	550,653,099
Government subsidy — deferred
portion	2(o)	125,335,473	49,142,806	709,690
Other long-term liabilities	26	—	9,646,000	25,749,562
Deferred tax liabilities	18	1,332,620	1,094,257	1,035,164
Total long-term liabilities		227,588,706	294,806,339	661,472,156
Total liabilities		1,478,914,401	1,694,151,671	1,692,994,727
Noncontrolling interest	19	4,199,520	39,004,168	34,841,507
Commitments	23
Equity:
Ordinary shares, $0.0004 par value,
50,000,000,000 shares
authorized, 27,487,676,065,
27,334,063,747 and
22,375,886,604 shares issued
and outstanding at December 31,
2011, 2010 and 2009,
respectively		10,995,071	10,933,625	8,950,355
Additional paid-in capital		4,240,529,406	3,858,642,606	3,499,723,153
Convertible Preferred Shares,
$0.0004 par value,
5,000,000,000 shares authorized,
445,545,911 shares, nil and nil
issued and outstanding at
December 31, 2011, 2010 and
2009, respectively		178,218	—	—
Accumulated other comprehensive
income (loss)		3,845,496	(1,092,291)	(386,163)
Accumulated deficit		(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
Total equity		2,244,815,494	2,169,537,375	1,796,240,383
TOTAL LIABILITIES,
NONCONTROLLING INTEREST
AND EQUITY		$3,727,929,415	$3,902,693,214	$3,524,076,617
Net current liabilities		$(386,539,145)	$(220,242,845)	$(124,464,588)
Total assets less current liabilities		$2,476,603,720	$2,503,347,882	$2,492,554,046

The accompanying notes are an integral part of these consolidated financial statements.

100     SMIC Annual Report 2011

Consolidated Statements of Equity

(in US dollar, except share data)

						Accumulated
						other
					Additional	comprehensive	Accumulated
	Ordinary shares		Convertible Preferred Shares		paid-in capital	Income (loss)	deficit	Total equity
	Share	Amount	Shares	Amount
Balance at January 1, 2009	22,327,784,827	$8,931,114	—	$—	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501
Exercise of stock options	48,101,777	19,241	—	—	195,785	—	—	215,026
Share-based compensation	—	—	—	—	10,145,101	—	—	10,145,101
Net income (loss) attributable to Semiconductor
Manufacturing International Corporation	—	—	—	—	—	—	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	—	—	52,960	—	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	—	$—	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383
Exercise of stock options	140,645,464	$56,258	—	$—	$2,161,420	$—	$—	$2,217,678
Issuance of ordinary shares relating to litigation settlement	1,789,493,218	715,797	—	—	137,050,128	—	—	137,765,925
Issuance of warrant relating to litigation settlement	—	—	—	—	13,002,275	—	—	13,002,275
Issuance of ordinary shares	3,028,038,461	1,211,215	—	—	197,910,997	—	—	199,122,212
Share-based compensation	—	—	—	—	8,794,633	—	—	8,794,633
Net income (loss) attributable to Semiconductor
Manufacturing International Corporation	—	—	—	—	—	—	$13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	—	—	$(706,128)	—	$(706,128)
Balance at December 31, 2010	27,334,063,747	$10,933,625	—	$—	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375
Exercise of stock options	153,612,318	$61,446	—	$—	$3,463,561	$—	$—	$3,525,007
Issuance of Convertible Preferred
Shares and warrants	—	—	445,545,911	178,218	308,119,284	—	—	308,297,502
Deemed dividend on preferred convertible shares	—	—	—	—	64,970,095	—	(64,970,095)	—
Share-based compensation	—	—	—	—	5,333,860	—	—	5,333,860
Net income (loss) attributable to Semiconductor
Manufacturing International Corporation	—	—	—	—	—	—	(246,816,037)	(246,816,037)
Foreign currency translation Adjustments	—	—	—	—	—	4,937,787	—	4,937,787
Balance at December 31, 2011	27,487,676,065	$10,995,071	445,545,911	$178,218	$4,240,529,406	$3,845,496	$(2,010,732,697)	$2,244,815,494

The accompanying notes are an integral part of these consolidated financial statements

SMIC Annual Report 2011     101

Consolidated Statements of Cash Flows

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Operating activities:
Net income (loss)	$(245,559,453)	$14,010,646	$(962,477,542)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Deferred taxes	81,139,452	(10,097,549)	(56,222,094)
Loss (Gain) from sale of plant and equipment
and other fixed assets	508,378	(658,535)	3,832,310
Depreciation	518,840,210	584,241,805	746,684,986
Non-cash interest expense on promissory notes
and long-term payables relating to license
agreements	2,416,772	4,038,189	3,844,324
Amortization of acquired intangible assets	31,449,387	27,167,870	35,064,589
Share-based compensation	5,333,860	8,794,633	10,145,101
Loss (Gain) from equity investment	(4,478,546)	(284,830)	1,782,142
Impairment loss of long-lived assets	17,691,318	8,442,050	138,294,783
Litigation settlement (non-cash portion)	—	—	239,637,431
Change in the fair value of commitment
to issue shares and warrants	—	29,815,453	30,100,793
Allowance for doubtful accounts	551,059	1,076,767	111,584,756
Forgiveness of payables	(19,011,413)	—	—
Gain on disposition of discontinued operation,
net of taxes	(17,103,295)	—	—
Other non-cash expense	556,071	711,469	—
Changes in operating assets and liabilities:
Accounts receivable	36,368,548	(2,402,228)	(95,382,736)
Inventories	886,712	(19,699,304)	(22,068,328)
Prepaid expense and other current assets	(11,132,693)	(46,335,851)	28,920,815
Other long-term assets	(9,897,365)	—	—
Prepaid land use right	1,567,198	(686,498)	1,500,183
Accounts payable	(13,092,859)	34,205,945	35,788,601
Accrued expenses and other current liabilities	16,823,032	53,406,989	11,349,772
Other long-term liabilities	66,546,667	37,109,116	21,679,690
Income tax payable	(1,829,256)	1,834,118	(493,433)
Changes in restricted cash relating to operating
activities	(60,221,170)	(30,077,566)	—
Net cash provided by operating activities	398,352,614	694,612,689	283,566,143

102     SMIC Annual Report 2011

Consolidated Statements of Cash Flows

(In US dollars)

	Year ended December 31,
	2011	2010	2009
Investing activities:
Purchase of plant and equipment	(950,558,633)	(491,538,600)	(217,269,234)
Proceeds from government subsidy to purchase
plant and equipment	1,966,961	26,876,268	54,125,325
Proceeds received from sale of assets held for sale	—	7,810,382	1,482,716
Proceeds from sale of plant and equipment	4,421,061	6,375,042	3,715,641
Purchase of intangible assets	(31,184,700)	(21,681,441)	(59,096,987)
Purchase of short-term investments	(40,350,344)	(25,812,871)	(49,974,860)
Sale of short-term investments	43,192,561	23,400,000	69,903,150
Change in restricted cash relating to investing
activities	84,315,961	(110,912,506)	(14,105,371)
Purchase of long term investment	(4,845,611)	—	(278,103)
Sale of long term investment	1,900,000	—	—
Advance payment in connection with a proposed
joint venture	(27,969,805)	—	—
Net cash received upon purchase of a subsidiary	—	1,770,603	—
Net cash outflow from disposition of
discontinued operations	(3,513,345)	—	—
Net cash used in investing activities	(922,625,894)	(583,713,123)	(211,497,723)
Financing activities:
Proceeds from short-term borrowings	1,251,371,100	716,676,446	726,897,421
Repayment of short-term borrowings	(1,015,999,276)	(631,485,230)	(641,291,131)
Repayment of promissory notes	(30,000,000)	(80,000,000)	(15,000,000)
Proceeds from long-term debt	74,979,192	10,000,000	100,945,569
Repayment of long-term debt	(323,318,700)	(254,382,231)	(241,655,460)
Proceeds from exercise of employee stock options	3,525,007	2,217,678	215,026
Proceeds from issuance of ordinary shares	—	199,122,212	—
Proceeds from issuance of Convertible
Preferred Shares	308,297,502	—	—
Redemption of noncontrolling interest	—	—	(9,013,444)
Net cash (used in) provided by financing activities	268,854,825	(37,851,125)	(78,902,019)
Effect of exchange rate changes	1,225,601	(702,623)	66,544
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(254,192,854)	72,345,818	(6,767,055)
CASH AND CASH EQUIVALENTS,
beginning of year	515,808,332	443,462,514	450,229,569
CASH AND CASH EQUIVALENTS, end of year	$261,615,478	515,808,332	$443,462,514
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid	$3,192,510	$3,444,934	$9,636,901
Interest paid	$38,765,494	33,686,823	$37,934,992
SUPPLEMENTAL DISCLOSURES OF NON-CASH,
INVESTING AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(118,736,645)	(342,373,019)	$(105,618,026)
Long-term payable for acquired intangible assets	$—	$(5,015,672)	$(28,966,666)
Receivable for sales of manufacturing equipment	$—	$—	$23,137,764

SMIC Annual Report 2011     103

Notes to the Consolidated Financial Statements

1.	General

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report. The Company is an investment holding company. Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks. The principal subsidiaries and their activities are set out in Appendix 1.

2.	Summary of Significant Accounting Policies

	(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	(b)	Principles of consolidation
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

	(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

	(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

	(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects.

104     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

	(f)	Investments
Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non-marketable investments.

	(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, receivable for sale of manufacturing equipment and other long term assets. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2011	2010	2009
Balance, beginning of year	$49,373,296	$96,144,543	$5,680,658
Provision recorded during the year	551,059	1,076,767	94,704,790
Write-offs in the year	(703,687)	(19,348,014)	(4,240,905)
Recovered in the year	(6,400,000)	(28,500,000)	—
Balance, end of year	$42,820,668	$49,373,296	$96,144,543

The Company collected $6,400,000 and $28,500,000 from a managed government-owned foundry during the year ended December 31, 2011 and 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of
Equipment and other fixed assets	2011	2010	2009
Balance, beginning of year	$3,944,204	$21,120,871	$—
Provision recorded during the year	—	—	21,120,871
Write-offs in the year	(3,944,204)	(17,176,667)	—
Recovered in the year	—	—	—
Balance, end of year	$—	$3,944,204	$21,120,871

SMIC Annual Report 2011     105

2.	Summary of Significant Accounting Policies (continued)

	(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

	(i)	Prepaid land use rights
Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the land use agreements which range from 50 to 70 years.

	(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. All amounts are recorded net of government subsidies received. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

106     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

	(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in its operations by comparing the carrying value of the asset group to its estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

	(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales-related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

SMIC Annual Report 2011     107

2.	Summary of Significant Accounting Policies (continued)

	(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2011	2010	2009
Total actual interest expense
(non-litigation)	$39,567,076	$34,016,123	$41,421,385
Recorded in the consolidated
statements of comprehensive income
Interest expense	(20,582,726)	(22,563,056)	(24,586,689)
Gain (Loss) on discontinued operations	—	(92,774)	(112,647)
Gross capitalized interest	18,984,350	11,360,293	16,722,049
Government subsidies	(825,787)	(4,190,735)	(11,617,950)
Net capitalized interest	$18,158,563	$7,169,558	$5,104,099

(o)	Government subsidies
The Company received the following types of government subsidies:

Government subsidies under specific R&D projects

The Company received government awards of $126.1 million, $82.4 million, $97.6 million and recognized $42.6 million, $32.8 million, and $31.9 million in the form of reimbursement of certain R&D expenses in 2011, 2010 and 2009, respectively, for several specific R&D projects. The awards are recorded as restricted cash upon receipt and deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use

The Company received government subsidies in cash of $0.8 million, $4.2 million, and $11.6 million in 2011, 2010 and 2009, respectively, which were determined based on the estimated interest expense to be incurred, in each of the respective years, on the Company’s budgeted outstanding borrowings. These government subsidies are recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense.

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry. In 2011, 2010 and 2009 the Company received local government subsidies of $2.0 million, $26.9 million and $54.1 million, respectively. The Company recorded $2.4 million, $26.7 million and $57.3 million as a reduction to the carrying value of the fixed assets or construction in progress in 2011,2010 and 2009, respectively.

108     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

	(o)	Government subsidies (continued)
General purpose government subsidies and rewards
The government provided subsidies of $1.7 million with no restriction on use in 2011. The Company considers the grants as being provided for general operating purposes, as the government did not identify specific projects or types of expenses in connection with these subsidies. As such, they were recorded as other operating income in 2011 upon receipt.

	(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

	(q)	Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

	(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized as other income (expense) in the statements of comprehensive income.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

SMIC Annual Report 2011     109

2.	Summary of Significant Accounting Policies (continued)

	(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities based on the technical merits of the position.

	(t)	Comprehensive income (loss)
Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment.

	(u)	Fair value
The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

		Level 1 —	Quoted prices in active markets for identical assets or liabilities.

		Level 2 —	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

110     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

	(u)	Fair value (continued)
		Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables, receivables for sale of equipments and other long-term assets. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2011. The Company’s other financial instruments that are not recorded at fair value are not significant.

	(v)	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

	(w)	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

SMIC Annual Report 2011     111

2.	Summary of Significant Accounting Policies (continued)

	(x)	Recently issued accounting standards
In May 2011, the FASB issued revised guidance on the “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs”. The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. The Company has early adopted the revised guidance on both Presentation of Comprehensive Income and Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards.

In September 2011, the FASB revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

112     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

	(x)	Recently issued accounting standards (continued)
In December 2011, the FASB issued revised guidance on “Disclosures About Offsetting Assets and Liabilities”. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

	(y)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding. Diluted earnings — per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive.

SMIC Annual Report 2011     113

3.	Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$938,531	$—	$3,259,024
Derivative assets measured
at fair value	$—	$938,531	$—	$3,259,024
Liabilities:
Forward foreign exchange
contracts	$—	$(815,494)	$—	$(2,181,171)
Interest rate swap contracts	—	(404,549)	—	(585,415)
Cross-currency interest rate
swap contracts	—	(463,365)	—	(303,285)
Derivative liabilities
measured at fair value	$—	$(1,683,408)	$—	$(3,069,871)

114     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

3.	Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate
swap contracts	—	—	—	291,694
Derivative assets measured
at fair value	$—	$694,795	$—	$2,496,077
Liabilities:
Forward foreign exchange
contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(949,068)
Cross-currency interest rate
swap contracts	—	(1,292,475)	—	(957,678)
Derivative liabilities
measured at fair value	$—	$(3,152,664)	$—	$(6,076,551)

SMIC Annual Report 2011     115

3.	Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest
swap contracts	—	503,551	—	1,086,822
Derivative assets measured
at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange
contracts	$—	$(483,421)	$—	$(3,835,234)
Interest rate swap contracts	—	(529,712)	—	(127,336)
Cross-currency interest rate
swap contracts	—	(388,913)	—	(519,099)
Commitment to issue
shares and warrants
relating to litigation
settlement	—	(120,237,773)	—	(30,100,793)
Derivative liabilities
measured at fair value	$—	$(121,639,819)	$—	$(34,582,462)

The Company prices its derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

Assets Measured at Fair Value on a Nonrecurring Basis
Fair value of long-lived assets held and used was determined by discounted cash flow technique, which includes the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the Company’s own assumptions about its use of the asset and considered all available evidence. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants.

116     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

3.	Fair Value (continued)

Assets Measured at Fair Value on a Nonrecurring Basis (continued)
The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets held
and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held
for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long- lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of comprehensive income for the year ended December 31, 2009.

4.	Restricted Cash

As of December 31, 2011, 2010 and 2009, restricted cash consisted of $46,272,510, $128,818,265 and $20,360,185 of bank time deposits pledged against letters of credit and short-term borrowings, and $90,634,616, 32,531,992 and nil government subsidies mainly for the reimbursement of research and development expenses to be incurred in certain government sponsored projects, respectively.

SMIC Annual Report 2011     117

5.	Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$165,646,228	$92,859,692	$33,501,503
Interest rate swap contracts	48,000,000	76,000,000	54,000,000
Cross-currency interest rate swap contracts	3,669,691	11,279,915	24,699,730
	$217,315,919	$180,139,607	$112,201,233

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2011, 2010 and 2009, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of comprehensive income. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	3,600,000	$4,653,360
Renminbi	1,013,047,623	160,992,868
		$165,646,228
As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715
		$92,859,692
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	83,496,523	12,236,254
		$33,501,503

118     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

5.	Derivative Financial Instruments (continued)

In 2011, 2010 and 2009, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2011, 2010 and 2009, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of comprehensive income. As of December 31, 2011, 2010 and 2009, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2011
Euro	2,839,000	$3,669,691
As of December 31, 2010
Euro	8,517,000	$11,279,915
As of December 31, 2009
Euro	17,219,555	$24,699,730

In 2011, 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31,
	2011	2010	2009
Forward foreign exchange contracts	$123,037	$215,060	$(428,979)
Interest rate swap contracts	(404,549)	(1,380,454)	(529,712)
Cross-currency interest rate swap contracts	(463,365)	(1,292,475)	114,638
	$(744,877)	$(2,457,869)	$(844,053)

As of December 31, 2011, 2010 and 2009, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities and prepaid expense and other current assets.

SMIC Annual Report 2011     119

6.	Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2011	2010	2009
Current	$134,958,411	$174,378,643	$160,802,634
Overdue:
Within 30 days	26,467,938	25,395,378	30,882,525
Between 31 to 60 days	1,082,568	3,033,340	1,641,710
Over 60 days	2,724,676	3,815,480	10,963,676
	$165,233,593	$206,622,841	$204,290,545

7.	Inventories

	2011	2010	2009
Raw materials	$54,853,095	$79,037,913	$57,279,287
Work in progress	93,472,253	86,234,857	102,538,543
Finished goods	58,983,032	48,131,729	33,887,365
	$207,308,380	$213,404,499	$193,705,195

In 2011, 2010 and 2009, provisions for inventory write-downs amounted to $26,073,533, $19,893,861 and $26,296,168 respectively. Provisions for inventory write-downs were recorded in cost of sales to reflect the lower of cost or market adjustments.

8.	Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192 at the time when the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expected to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. $18,640,862 and $4,077,868 were recorded as a component of impairment loss and discontinued operation loss in the consolidated statements of comprehensive income, respectively.

In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not be sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

120     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

9.	Plant and Equipment, Net

	2011	2010	2009
Buildings	$319,890,768	$311,717,261	$293,225,129
Facility machinery and equipment	575,422,687	565,829,867	552,373,720
Manufacturing machinery and equipment	6,310,595,278	5,584,906,496	5,398,887,677
Furniture and office equipment	86,537,280	78,075,574	74,206,691
Transportation equipment	2,212,489	2,109,425	1,890,082
	7,294,658,502	6,542,638,623	6,320,583,299
Less: accumulated depreciation	(5,370,041,078)	(4,902,754,755)	(4,299,836,387)
	1,924,617,424	1,639,883,868	2,020,746,912
Construction in progress	591,960,595	711,978,919	230,867,305
	$2,516,578,019	$2,351,862,787	$2,251,614,217

The Company recorded depreciation expense of $518,840,210, $584,241,805 and $746,684,986 for the years ended December 31, 2011,2010 and 2009, respectively.

The construction in progress balance of approximately $591,960,595 as of December 31, 2011, primarily consisted of $373,699,154 and $105,379,439 of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and $92,373,431 related to the ongoing 8” wafer construction project at SMIC Shenzhen. The construction in progress at SMIC Beijing and SMIC Shanghai is currently estimated to be completed prior to June 2012. The additional amount paid to complete these construction initiatives is expected to be $62,000,000. The remainder of the construction in progress $20,508,571 relates to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2012.

10.	Impairment of Plant and Equipment

In 2011 and 2010, the Company recorded an impairment loss of $17,691,318 and $8,442,050, respectively, associated with the disposal of fixed assets with outdated technologies, $3,304,125 of which in 2010 was related to the subsidiary that was deconsolidated in 2011.

In 2009, the effect of adverse market conditions and significant changes in the Company’s operations strategy led to the Company’s decision to abandon a group of long-lived assets. This group of long- lived assets was equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $102,363,799 and a discontinued operation loss of $2,312,736 after writing down the carrying value to zero, respectively.

SMIC Annual Report 2011     121

11.	Acquired Intangible Assets, Net

	2011	2010	2009
Technology, Licenses and Patents
Cost:	$252,272,508	$236,690,448	$346,792,269
Accumulated Amortization:	(72,993,175)	(62,869,597)	(164,098,164)
Acquired intangible assets, net	$179,279,333	$173,820,851	$182,694,105

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $37,490,003, $18,294,616 and $23,334,825 in 2011, 2010 and 2009, respectively.

The Company recorded amortization expense of $31,449,387, $27,167,870 and $35,064,589 in 2011, 2010 and 2009 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount
2012	$27,019,752
2013	$30,829,055
2014	$30,063,555
2015	$28,181,995
2016	$25,764,325

In 2009, the Company recorded impairment losses of $5,630,236 for licenses related to DRAM products that were no longer in use.

12.	Equity Investment

	December 31, 2011
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$15,856,187	30.0
Cost method investments (unlisted)	$3,756,603	Less than 20.0
	$19,612,790

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2011, the Company has concluded that no impairment of its equity investments existed. The fair value of the Company’s cost-method investments was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the original cost of the investment.

122     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

13.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2011	2010	2009
Current	$194,434,300	$429,831,103	$174,834,213
Overdue:
Within 30 days	42,278,040	42,087,271	25,335,474
Between 31 to 60 days	16,326,978	8,540,898	8,269,941
Over 60 days	27,651,412	35,118,013	20,443,176
	$280,690,730	$515,577,285	$228,882,804

14.	Promissory Note

In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $30,000,000 and $80,000,000 in 2011 and 2010, respectively. The outstanding promissory notes are as follows:

	December 31, 2011
		Discounted
Maturity	Face Value	value
2012, current portion	$30,000,000	$29,374,461
2013, non-current portion	30,000,000	28,559,711
Total	$60,000,000	$57,934,172

In 2011, 2010 and 2009, the Company recorded interest expense of $2,232,443, $3,768,799 and $2,070,569, respectively, as amortization of the discount.

SMIC Annual Report 2011     123

15.	Indebtedness

Short-term and long-term debts are as follows:

	2011	2010	2009
Short-term borrowings from commercial
banks (a)	$607,427,103	$372,055,279	$286,864,063
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$—	$127,840,000
Shanghai USD & RMB loan	—	110,270,925	99,309,612
Beijing USD syndicate loan	180,084,000	290,062,000	300,060,000
EUR loan	8,270,540	25,422,023	50,227,567
Tianjin USD syndicate loan	—	86,300,000	179,000,000
Beijing USD & RMB loan	48,837,901	—	—
Shanghai USD loan	26,523,000	—	—
Total long-term debt	$263,715,441	$512,054,948	$756,437,179
Long-term debt by repayment schedule:
Within one year	$191,354,539	$333,458,940	$205,784,080
More than one year, but not exceeding
two years	72,360,902	178,596,008	334,995,270
More than two years, but not exceeding
five years	—	—	215,657,829
Total	$263,715,441	$512,054,948	$756,437,179
Less: current maturities of long-term debt	$191,354,539	333,458,941	205,784,080
Non-current maturities of long-term debt	$72,360,902	$178,596,008	$550,653,099

(a)	Short-term borrowings from commercial banks

As of December 31, 2011, the Company had 24 short-term credit agreements that provided total credit facilities of up to $919 million on a revolving credit basis. As of December 31, 2011, the Company had drawn down $607.4 million under these credit agreements and $311.6 million was available for future tradings and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $43.3million, which is secured by term deposits, and $23.2 million, which is secured by real property with an original cost of $17.5 million. The interest expense incurred in 2011 was $20,818,060 of which $10,154,263 was capitalized as additions to assets under construction. The interest rate ranged from 1.6% to 7.2% in 2011.

As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 5.84% in 2010.

124     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

15.	Indebtedness (continued)

	(a)	Short-term borrowings from commercial banks (continued)
As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate ranged from 1.11% to 8.75% in 2009.

	(b)	Long-term debt
Shanghai USD & RMB loan
In June 2009, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount was fully repaid in 2011.

The facility was secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two year bank facility was used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche varied from 2.4% to 4.86%.

Shanghai USD loan
In April 2011, SMIS entered into the Shanghai USD loan, a new two-year loan facility in the principal amount of $69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIS’s 12-inch fab. As of December 31, 2011, SMIS had drawn down $26.5 million. The principal amount of $3.0 million will be repayable within 2012 and $23.5 million be repayable in June 2013. The interest rate is 4.395%.

The total outstanding balance of the facilities is collateralized by certain equipment of SMIS with an original cost of $38.6 million as of December 31, 2011.

The Shanghai USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2011.

SMIC Annual Report 2011     125

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Beijing USD syndicate loan
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB and the syndicate amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. SMIB has made the repayment of $109 million in 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, changed from 2.59% to 2.9945%.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by SMIB’s plant and equipment with an original cost of $1,318.6 million as of December 31, 2011.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011.

Beijing USD & RMB Loan
In September 2011, SMIB entered into the Beijing USD and RMB Loan, a two-year loan facility in the principal amount of $25 million and RMB 150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIB had drawn down $25 million & RMB 150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate is variable from 6.35% to 6.65%.

The total outstanding balance of the Beijing USD & RMB Loan is collateralized by SMIB’s plant and equipment with an original cost of $ 132.3 million as of December 31, 2011.

EUR loan
On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately $105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. The interest rate is variable from 2.5% to 5.0%.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of $115 million as of December 31, 2011.

126     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

15.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Tianjin USD syndicate loan
In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount was repayable starting from 2010 in six semi-annual installments and interest rate varied from 1.6% to 1.7%. In August 2011, the facility was fully repaid.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai		Beijing USD	Beijing		Tianjin USD
	Syndicate	USD & RMB	Shanghai	Syndicate	USD &		Syndicate
	Loan	Loan	USD Loan	Loan	RMB Loan	EUR Loan	Loan
Balance at January 1, 2009	266,050,000	—		300,060,000		72,037,070	259,000,000
Drawn down	—	99,309,612		—		—	—
Repayment	138,210,000	—		—		21,809,503	80,000,000
Balance at December 31, 2009	127,840,000	99,309,612		300,060,000		50,227,567	179,000,000
Drawn down	—	10,961,313		—		—	—
Repayment	127,840,000	—		9,998,000		24,805,544	92,700,000
Balance at December 31, 2010	—	110,270,925	—	290,062,000		25,422,023	86,300,000
Drawn down	—	—	26,523,000	—	48,837,901	—	—
Repayment	—	110,270,925		109,978,000		17,151,483	86,300,000
Balance at December 31, 2011	—	—	26,523,000	180,084,000	48,837,901	8,270,540	—

16.	Convertible Preferred Shares

Convertible Preferred Shares and Warrants
In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 Preferred Shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately $249 million, net of issuance cost of $0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 Preferred Shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 Preferred Shares, to Datang Holdings (Hong Kong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately $58.9 million.

The par value and the issue price of the Preferred Shares are $0.0004 and HK$5.39 (USD:HKD = 1:7.7943) per share, respectively. The exercise price of the Warrants is HK$5.39.

SMIC Annual Report 2011     127

16.	Convertible Preferred Shares (continued)

The Company allocated total proceeds between the Preferred Shares and Warrant based on relative fair value on the issuance day and recorded $292,634,466 and $15,484,818 to additional paid in capital for Preferred Shares and Warrant respectively. The fair value of the Warrants is determined by applying the Black-Scholes option pricing model, with the following assumptions used:

Expected volatility (%)	51.65%~53.67%
Risk-free interest rate (per annum) (%)	0.09%~0.18%
Expected dividend yield (%)	Nil
Expected term (years)	1 year

The Company assessed beneficial conversion feature (“BCF”) attributable to the Preferred shares and Warrants at each commitment date. The Company recognized $64,970,095 as deemed dividend in the consolidated statements of comprehensive income, in relation to the Preferred Shares and Warrants issued to CIC, association with the BCF as of the commitment date. The Company determined that there was no BCF attributable to the Preferred Shares and Warrants issued in September 2011 as the effective conversion prices were greater than the fair value of the ordinary shares on the commitment date.

Voting
The Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of shareholders of the Company. Each Preferred Share will confer on its holder such number of voting rights as if the Preferred Share had been converted into ordinary shares.

Dividend entitlements
The Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares.

Ranking
The Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Preferred Shares or such preferred shares and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu with the claims of the ordinary shares.

Liquidation preference
On a liquidation or similar dissolution events, the assets of the Company available for distribution among the members will be applied first in paying an amount equal to the amount paid up or credited as paid on such shares to the holders of the Preferred Shares and holders of other preference shares of the Company in priority to those of holders of ordinary shares.

128     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

16.	Convertible Preferred Shares (continued)

Conversion Rights
The holders of the Preferred Shares will have the right at any time to convert their Preferred Shares into fully paid ordinary shares and the Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on June 4, 2012.

The initial conversion rate will be ten ordinary shares per Preferred Share, and is subject to adjustment upon the occurrence of certain prescribed events such as capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

17.	Discontinued Operations

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17,103,295 on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14,741,100 represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in the Company’s consolidated statements of comprehensive income. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2011, 2010, and 2009:

	(in US dollars)
	For the year ended December 31,
	2011	2010	2009
Sales	$4,005,078	$22,340,048	$32,721,717
Cost of sales	5,411,543	26,072,103	44,962,207
Gross profit (loss)	(1,406,465)	(3,732,055)	(12,240,490)
Total expenses, net	955,730	3,623,506	6,560,318
Net loss before Income Tax	(2,362,195)	(7,355,561)	(18,800,808)
Income tax (expenses) benefits	—	—	—
Gain on disposition of discontinued operations,
net of taxes	17,103,295	—	—
Income(loss) from discontinued operations	$14,741,100	($7,355,561)	($18,800,808)

SMIC Annual Report 2011     129

18.	Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. For enterprises entitled to a preferential tax rate of 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (”Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. Tax holidays enjoyed under the FEIT Laws may be enjoyed until the end of the holiday.

Pursuant to Caishui Circular [2008] No.1 (“Circular No.1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. Pursuant to Caishui Circular [2009] No.69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate of the Company is reduced by the tax incentives granted by Circular No.39.

On February 9, 2011, the State Council of China issued Guofa [2011] No.4 (“Circular No.4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

130     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

18.	Income Taxes (continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

	1)	SMIS
Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate.

The income tax rate for SMIS was 12% in 2011 and will be 12.5% in 2012 and 2013. After that, the income tax rate will be 15%.

	2)	SMIB and SMIT
In accordance with Circular No.1 and Circular No.4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2011 and the tax holiday has not begun to take effect.

The Company’s other subsidiaries are subject to respective local income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2011, 2010 and 2009 were as follows:

	2011	2010	2009
US subsidiary	$213,723	$210,000	$252,000
European subsidiary	215,922	152,105	141,431

In 2011, 2010 and 2009, the Company had minimal taxable income in Hong Kong. In 2011, the Company accrued $12,948 for income tax expense in Taiwan.

The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC
Current	$920,661	$4,916,947	$40,949
Adjustments on deferred tax assets
and liabilities for enacted changes
in tax rate	—	—	(32,403,299)
Deferred	81,139,452	(10,097,549)	(23,818,794)
Other jurisdiction, current	442,593	362,105	9,556,902
Income tax (benefit) expense	$82,502,706	$(4,818,497)	$(46,624,242)

SMIC Annual Report 2011     131

18.	Income Taxes (continued)

	2)	SMIB and SMIT (continued)
The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31
	2011	2010	2009
PRC	$(163,355,291)	$62,898,157	$(774,867,562)
Other jurisdictions	(18,921,102)	(46,635,277)	(213,651,272)
	$(182,276,393)	$16,262,880	$(988,518,834)

Details of deferred tax assets and liabilities are as follows:

	2011	2010	2009
Deferred tax assets:
Allowances and reserves	$4,633,904	$3,102,688	$13,019,352
Start-up costs	31,157,821	23,309,859	159,707
Net operating loss carry forwards	197,262,277	185,443,770	109,384,792
Unrealized exchange loss	—	—	6,006
Depreciation and impairment of
fixed assets	80,477,329	62,068,769	79,104,144
Subsidy on long lived assets	—	148,473	479,818
Accrued expenses	2,389,533	2,382,856	1,936,337
Total deferred tax assets	315,920,864	276,456,415	204,090,156
Valuation allowance	(284,133,460)	(163,767,922)	(101,558,305)
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Current portion of deferred tax assets	$3,273,728	$3,638,427	$8,173,216
Non-current portion of deferred
tax assets	28,513,676	109,050,066	94,358,635
Net deferred tax assets	$31,787,404	$112,688,493	$102,531,851
Deferred tax liability:
Capitalized interest	(1,266,091)	(1,049,162)	(1,035,164)
Unrealized exchange gain	(66,529)	(45,095)	—
Total deferred tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Non-current portion of deferred
tax liabilities	(1,332,620)	(1,094,257)	(1,035,164)
Total deferred tax liabilities	$(1,332,620)	$(1,094,257)	$(1,035,164)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purpose. Based on the current profit, projected future profitability, and other available evidence, the Company believed it was more-likely-than-not that SMIC will not realize all the deferred tax assets in the future periods. Thus, $284 million valuation allowances are provided for the deferred tax assets of SMIC.

132     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

18.	Income Taxes (continued)

	2)	SMIB and SMIT (continued)
The Company had no material uncertain tax positions as of December 31, 2011 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2011, the Company’s PRC subsidiaries had net operating loss carried forward of $951.9 million, of which $252.7 million, $179.7 million, $237.7 million, $86.3 million and $195.5 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2011, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and non controlling interest as follows:

	2011		2010		2009
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible for tax purposes	—		46.4%		(2.2%	)
Effect of tax holiday and tax concession	1.3%		33.8%		(0.8%	)
Expense (credit) to be recognized in
future periods	11.4%		35.6%		(6.3%	)
Changes in valuation allowances	(72.6%	)	30.0%		(0.7%	)
Effect of different tax rate of subsidiaries
operating in other jurisdictions	(1.4%	)	89.6%		(3.6%	)
Utilization of net operating loss carry
forwards	—		(304.5%	)	—
Changes of tax rate	—		—		3.2%
True up	1.0%		—		—
Effective tax rate	(45.3%	)	(54.1%	)	4.6%

The aggregate amount and per share effect of the tax holiday are as follows:

	2011	2010	2009
The aggregate dollar effect	$2,369,593	$3,009,966	$7,979,279
Per share effect — basic and diluted	$0.00	$0.00	$0.00

SMIC Annual Report 2011     133

19.	Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased one million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed eight million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement for its initial public offering, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price of the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares were outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of comprehensive income.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

On March 1, 2011, the Company sold its majority ownership interest in AT and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. Please refer to note 17 for details. Accretion of interest and loss attributed to noncontrolling interest have been reported in the statements of comprehensive income.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2009	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507
Addition of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000
Balance at December 31, 2010	$39,004,168
Disposal	(36,061,232)
Loss attributed to noncontrolling interest	(63,177)
Accretion of interest	1,319,761
Balance at December 31, 2011	$4,199,520

134     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

20.	Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was $5,333,860, $8,794,633, and $10,145,101, respectively.

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2011, options to purchase 1,088,806,018 ordinary shares were outstanding, and options to purchase 1,296,138,596 ordinary shares were available for future grants.

As of December 31, 2011, the Company also has options to purchase 142,132,411 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after its initial public offering.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
		Weighted	Average
		average	Remaining	Aggregated
	Number of	exercise	Contractual	Intrinsic
	options	price	Term	Value
Options outstanding at
January 1, 2011	1,317,679,526	$0.11
Granted	321,290,693	$0.07
Exercised	(75,381,642)	$0.05
Cancelled	(332,650,148)	$0.11
Options outstanding at
December 31, 2011	1,230,938,429	$0.10	6.67 years	$2,642,018
Vested or expected to vest at
December 31, 2011	874,243,966	$0.11	5.93 years	$1,814,692
Exercisable at
December 31, 2011	465,796,149	$0.12	4.42 years	$954,932

The total intrinsic value of options exercised in the year ended December 31, 2011, 2010 and 2009 was $3,388,378, $2,572,660 and $167,625, respectively.

The weighted-average grant-date fair value of options granted during the year 2011, 2010 and 2009 was $0.04, $0.04 and $0.02 per option, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

SMIC Annual Report 2011     135

20.	Share-based Compensation (continued)

Stock options (continued)
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2011	2010	2009
Average risk-free rate of return	1.04%	1.28%	1.18%
Expected term	1–5 years	1–4 years	2–4 years
Volatility rate	69.15%	60.83%	55.95%
Expected dividend yield	—	—	—

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010.) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up to 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2011, 101,564,432 restricted share units were outstanding and 555,623,273 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2011	144,457,562	$0.10
Granted	67,949,495	$0.07
Exercised	(78,230,676)	$0.10
Cancelled	(32,611,949)	$0.10
Outstanding at December 31, 2011	101,564,432	$0.07	9.01 years	$7,581,599
Vested or expected to vest at
December 31, 2011	60,684,535	$0.07	9.00 years	$4,475,307

136     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

20.	Share-based Compensation (continued)

Restricted share units (continued)
Pursuant to the 2004 EIP, the Company granted 67,949,495, 207,315,992 and 787,797 RSUs in 2011, 2010, and 2009, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $4,504,015, $20,169,232 and $32,213 in 2011, 2010, and 2009, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,845,413, $3,493,661, and $3,370,893 in 2011, 2010, and 2009, respectively.

Unrecognized compensation cost related to non-vested share-based compensation.

As of December 31, 2011, there was $13,415,847 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.51 years.

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	For the years ended December 31,
	2011	2010	2009
Numerator:
Income (loss) from continuing operations	$(260,300,553)	$21,366,207	$(943,676,733)
Accretion of interest to noncontrolling interest attributable to Semiconductor Manufacturing
International Corporation from continuing operations	(1,319,761)	—	—
Loss attributable to noncontrolling interest attributable to Semiconductor Manufacturing
International Corporation from continuing operations	63,177	—	—
Net income (loss) attributable to Semiconductor Manufacturing International Corporation from
continuing operations	(261,557,137)	21,366,207	(943,676,733)
Deemed dividend on convertible preferred shares	(64,970,095)	—	—
Income (loss) attributable to holders of ordinary shares from continuing operations	(326,527,232)	21,366,207	(943,676,733)
Net income (loss) attributable to Semiconductor Manufacturing International Corporation from
discontinued operations	14,741,100	(7,355,561)	(18,800,808)
Accretion of interest to noncontrolling interest attributable to Semiconductor Manufacturing
International Corporation from discontinued operations	—	(1,050,000)	(1,059,663)
Loss attributable to noncontrolling interest attributable to Semiconductor Manufacturing
International Corporation from discontinued operations	—	139,751	—
Income (loss) attributable to holders of ordinary shares from discontinued operations	14,741,100	(8,265,810)	(19,860,471)
Denominator:
Weighted average ordinary shares outstanding — basic	27,435,853,922	24,258,437,559	22,359,237,084
Weighted average ordinary shares outstanding — diluted	27,435,853,922	25,416,597,405	22,359,237,084
Income (loss) per ordinary share:
Basic
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)
Diluted
— continuing operations	$(0.01)	$0.00	$(0.04)
— discontinued operations	$0.00	$(0.00)	$(0.00)

SMIC Annual Report 2011     137

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share (continued)

As of December 31, 2011, the Company has 3,057,405,086 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods. In 2010, the Company has 1,774,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009, the Company had 1,463,768,607 ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2011	2010	2009
Outstanding options to purchase ordinary
shares	1,230,938,429	1,014,825,425	1,410,142,830
Outstanding unvested restricted share units	101,564,432	—	53,625,777
Warrant shares	1,724,902,225	759,521,231	—
	3,057,405,086	1,774,346,656	1,463,768,607

22.	Transactions with Managed Government-Owned Foundries

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), before it was acquired by Texas Instruments Inc., and ceased to be a foundry owned by a municipal government in October 2010. The management service revenues for 2010 and 2009 were $4,500,000 and $6,000,000, respectively.

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.

138     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

22.	Transactions with Managed Government-Owned Foundries (continued)

The Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished.

The Company collected $6.4 million and $28.5 million of payments from Cension during 2011 and 2010, respectively, and recorded it as a deduction of general and administrative expense in the consolidated statements of comprehensive income, as it was a recovery of bad debt provision made in 2009. The Company also received $21,643,822 from Xinxin during 2011, $14,730,200 of which was recorded as a reduction of general and administrative expense in the consolidated statements of comprehensive income, while the remainder, $6,913,622, was recorded as management service revenue.

An advance of $28.0 million was made in connection with a proposed joint venture between the holding company of Xinxin and the Company, which is subject to the approval by the government authority.

23.	Commitments

(a) Purchase commitments
As of December 31, 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2012.

Facility construction	$40,321,896
Machinery and equipment	420,461,238
$460,783,134

(b)	Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products which use the third parties’ technology or license. In 2011, 2010 and 2009, the Company incurred royalty expense of $22,794,499, $29,498,094 and $20,836,511, respectively, which was included in cost of sales.

SMIC Annual Report 2011     139

24.	Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2011	2010	2009
Total sales:
United States	$726,011,054	$847,851,860	$629,329,696
Europe	35,256,308	39,167,752	20,814,642
Asia Pacific(1)	21,243,469	32,011,201	20,334,967
Taiwan	105,788,242	167,153,780	144,292,302
Japan	356,121	3,187,517	9,685,012
China(2)	430,810,839	443,076,429	213,208,767
	$1,319,466,033	$1,532,448,539	$1,037,665,386

(1)	Not including Taiwan, Japan, China

(2)	Including Hong Kong

Revenue is attributed to countries based on headquarter of operations. Substantially all of the Company’s long-lived assets are located in the PRC.

25.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2011	2010	2009	2011	2010	2009
A	21%	21%	22%	21%	27%	21%
B	13%	13%	14%	13%	*	*
C	*	10%	13%		*	*
D	*	*	*	*	*	10%

*	Less than 10%.

140     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

26.	Contingent Liability

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the Arrangements. The Company contested the claims and requested further information supporting the Counterparty’s claims. The Company recorded its best estimate of the probable amount of its liability on the claims regarding the Arrangements and equipment relocation and charged to cost of sales and general and administrative expense, respectively, in the consolidated financial statement as of and during the year ended December 31, 2009.

The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. In 2010, the Company settled the dispute related to the equipment relocation claims by paying $8.0 million to the Counterparty and continued its investigations and negotiations with the Counterparty under the Arrangements.

In the end of 2010, the Counterparty filed further claims under the Arrangements. In December 2011, the Company settled the arbitration regarding Arrangements by paying $21.0 million to the Counterparty. All claims and counterclaims were dismissed then.

27.	Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

	1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

	2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately $40 million);

	3)	Payment to TSMC of an aggregate of $200 million (with $15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

SMIC Annual Report 2011     141

27.	Litigation (continued)

	4)	Commitment to grant TSMC 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for an additional 695,914,030 shares, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the warrant, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 (assuming a full exercise of the warrant)), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the warrant were issued on July 5, 2010; and

	5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

	1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

	2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

	3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of comprehensive income. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of comprehensive income. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

28.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $16,553,764, $12,845,223 and $12,532,810 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company’s retirement benefit obligations outside the PRC are not significant.

142     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

29.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprise, the Company's PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2011, 2010 and 2009, the Company did not make any appropriation to non-distributable reserves. As of December 31, 2011, the accumulated non-distributable reserve was $30 million.

In addition, due to restrictions on the distribution of share capital and additional paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital and additional paid-in capital of $3,412 million at December 31, 2011 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2011, reserve and capital of approximately $3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares.

30.	Components of Loss (Income) from Operations

	2011	2010	2009
Loss (income) from operations is arrived at
after charging (crediting):
Auditors’ remuneration	$1,250,000	$1,250,000	$1,291,969
Staff costs inclusive of directors’ remuneration	$248,804,005	$203,769,907	$190,113,345

SMIC Annual Report 2011     143

31.	Directors’ Remuneration and Five Highest Paid Individuals

Directors Details of emoluments paid or payable by the Company to the directors of the Company in 2011, 2010 and 2009 are as follows:

						Lawrence							Richard	Yang
	Zhang	Tzu-Yin	Chen	Gao		Juen-Yee	Tsuyoshi	Lip-Bu	Frank	David N.K.	Jiang	Edward	Ru Gin	Yuan
	Wenyi	Chiu	Shanzhi	Yonggang	Zhou Jie	Lau	Kawanishi	Tan	Meng	Wang	Shangzhou	S Yang	Chang	Wang	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2011
Salaries and other benefits	$100,175	$153,964	$48,881	$48,451	$—	$—	$45,000	$60,417	$4,304	$601,187	$97,259	$—	$—	$—	$1,159,638
Stock Option Benefits	$178,412	$261,371	$23,953	$23,953	$—	$—	$12,810	$12,810	$14,097	$477,700	$140,403	$—	$—	$—	$1,145,509
Total	$278,587	$415,335	$72,834	$72,404	$—	$—	$57,810	$73,227	$18,401	$1,078,887	$237,662	$—	$—	$—	$2,305,147
2010
Salaries and other benefits	$—	$—	$45,000	$45,000	$—	$—	$45,000	$60,000	$—	$344,264	$180,000	$—	$—	$—	$719,264
Bonus*	$—	$—	$—	$—	$—	$—	$—	$—	$—	$225,923	$—	$—	$—	$—	$225,923
Stock Option Benefits	$—	$—	$14,569	$14,569	$—	$—	$28,518	$28,518	$—	$1,099,719	$254,092	$—	$—	$—	$1,439,985
Total	$—	$—	$59,569	$59,569	$—	$—	$73,518	$88,518	$—	$1,669,906	$434,092	$—	$—	$—	$2,385,172
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$273,029	$—	$273,029
Stock Option Benefits	$—	$—	$—	$—	$—	$—	$8,149	$8,149	$—	$—	$8,149	$8,149	$47,299	$8,149	$88,044
Total	$—	$—	$—	$—	$—	$—	$8,149	$8,149	$—	$—	$8,149	$8,149	$320,328	$8,149	$361,073

*	David N.K. Wang was entitled to a performance bonus of 75% of his annual salary, if and when the Company achieves profitability over one fiscal year. Such bonus was paid in 2011.

The Company granted 113,205,662, 90,932,333, and 6,000,000 options to purchase ordinary shares of the Company to the directors in 2011, 2010 and 2009, respectively. During the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were cancelled in connection with certain directors ceasing to continue serving as directors.

The Company granted 46,600,465, 33,587,973 and nil restricted share units to purchase ordinary shares of the Company to the directors in 2011, 2010 and 2009, respectively. During the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were cancelled.

In 2011, 2010 and 2009, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2011, 2010 and 2009, no directors waived any emoluments.

144     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

31.	Directors’ Remuneration and Five Highest Paid Individuals (continued)

Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four individuals in 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Salaries and other benefits	$1,208,866	$1,005,019	$874,894
Bonus	689,695	654,357	—
Stock option benefits	543,303	827,718	182,730
Total emoluments	$2,441,864	$2,487,094	$1,057,624

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual. Their emoluments were within the following bands:
	2011	2010	2009
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,000,000 $(128,720) to
HK$1,500,001 $(193,080)	—	—	1
HK$1,500,001 $(193,080) to
HK$2,000,000 $(257,440)	—	—	3
HK$4,000,001 $(514,880) to
HK$4,500,000 $(579,240)	1	1	—
HK$4,500,001 $(579,240) to
HK$5,000,000 $(643,600)	2	2	—
HK$5,000,001 $(643,600) to
HK$5,500,000 $(707,960)	1	1	—

SMIC Annual Report 2011     145

32.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

(i)

In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for share-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share-based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

146     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

(ii)

Under US GAAP, the Company presented the redeemable accumulated dividend preferred shares in Brite and redeemable convertible preferred shares in AT that were not owned by the Company as noncontrolling interest. The accretion of interest on noncontrolling interest was separately disclosed on the face of the statements of comprehensive income.

Under IFRS, IAS 32 requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is considered to be insignificant at initial recognition.

(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iv)

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The difference in recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods as the long-lived assets became depreciated.

SMIC Annual Report 2011     147

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

The adjustments necessary to restate income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

		2011	2010	2009
Net income (loss) under US GAAP		$(245,559,453)	$14,010,646	$(962,477,542)
IFRS adjustments:
ii)	Accretion of interest on preferred shares	(1,319,761)	(1,050,000)	(1,059,663)
iv)	Depreciation of long-lived assets	—	(2,064,292)	(2,569,243)
Net income (loss) under IFRS		$(246,879,214)	$10,896,354	$(966,106,448)
Earnings (loss) per ordinary shares under IFRS		$(0.01)	$0.00	$(0.04)
Equity as reported under US GAAP		$2,244,815,494	$2,169,537,375	$1,796,240,383
iv)	Depreciation of long-lived assets	—	—	2,064,292
Stockholders’ equity under IFRS		$2,244,815,494	$2,169,537,375	$1,798,304,675
Cost of sales as reported under US GAAP
IFRS adjustments		1,217,524,773	1,229,266,360	1,158,148,223
iv)	Depreciation of long-lived assets	—	2,064,292	2,569,243
Under IFRS		$1,217,524,773	$1,231,330,652	$1,160,717,466
Interest expenses as reported under
US GAAP		20,582,726	22,563,056	24,586,689
IFRS adjustments
ii)	Accretion of interest on preferred shares	1,319,761	1,050,000	1,059,663
Under IFRS		$21,902,487	$23,613,056	$25,646,352
Income (loss) before tax as reported under
US GAAP		(182,276,393)	16,262,880	(988,518,834)
IFRS adjustments
iv)	Depreciation of long-lived assets	—	(2,064,292)	(2,569,243)
ii)	Accretion of interest on preferred shares	(1,319,761)	(1,050,000)	(1,059,663)
Under IFRS		$(183,596,154)	$13,148,588	$(992,147,740)
Plant and equipment As reported		$2,516,578,019	2,351,862,787	2,251,614,217
IFRS adjustments
iv)	Depreciation of long lived assets	—	—	2,064,292
Under IFRS		$2,516,578,019	$2,351,862,787	$2,253,678,509

148     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

		2011	2010	2009
Current liabilities as reported under
US GAAP		$1,251,325,695	$1,399,345,332	$1,031,522,571
ii)	Presentation of Series A shares	3,017,933	35,891,507	34,841,507
Under IFRS		$1,254,343,628	$1,435,236,839	$1,066,364,078
Additional paid-in capital as reported under
US GAAP		4,240,529,406	3,858,642,606	3,499,723,153
IFRS adjustments
i)	Retrospective adjustment on adoption of
	IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a change
	in accounting principle	5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment on
	deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)
iii)	Deemed dividend for current year	(64,970,095)	—	—
Under IFRS		$4,155,145,562	$3,838,228,857	$3,479,309,404
Accumulated deficit as reported under
US GAAP		(2,010,732,697)	(1,698,946,565)	(1,712,046,962)
IFRS adjustments
i)	Retrospective adjustment on adoption of
	IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reversal of cumulative effect of a
	change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iii)	Carry forward prior year’s adjustment on
	deemed dividend	55,956,051	55,956,051	55,956,051
iii)	Deemed dividend for current year	64,970,095	—	—
iv)	Depreciation of long-lived assets	—	—	2,064,292
Under IFRS		$(1,925,348,853)	$(1,678,532,816)	$(1,689,568,921)

SMIC Annual Report 2011     149

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2011, 2010 and 2009, and details of which are set out as below:

(a)

Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

(b)

Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

150     SMIC Annual Report 2011

Notes to the Consolidated Financial Statements

32.	Differences between US GAAP and International Financial Reporting Standards (continued)

(c)

Research and development costs
IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

SMIC Annual Report 2011     151

Organization and Principal Activities

As of December 31, 2011, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Better Way Enterprises Limited	Samoa	100%	Provision of marketing
(“Better Way”)	April 5, 2000		related activities

Semiconductor Manufacturing	People’s Republic of	100%	Manufacturing and trading
International (Shanghai)	China (the “PRC”)		of semiconductor products
Corporation (“SMIS”)*#	December 21, 2000

SMIC, Americas	United States	100%	Provision of marketing
	of America		related activities
	June 22, 2001

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Beijing)	July 25, 2002		of semiconductor products
Corporation (“SMIB”)*#

SMIC Japan Corporation#	Japan	100%	Provision of marketing
	October 8, 2002		related activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing
	July 3, 2003		related activities

SMIC Commercial (Shanghai)	PRC	100%	Provision of marketing
Limited Company (formerly	September 30, 2003		related activities
SMIC Consulting Corporation)*

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Tianjin)	November 3, 2003		of semiconductor products
Corporation (“SMIT”)*#

SMIC Energy Technology	PRC	100%	Manufacturing and trading
(Shanghai) Corporation	September 9, 2005		of solar cell related
(“Energy Science”)*#			semiconductor products

SMIC Development (Chengdu)	PRC	100%	Construction, operation, and
Corporation*#	December 29, 2005		management of SMICD’s
			living quarters, schools,
			and supermarket

Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing	British Virgin Islands	100%	Provision of marketing
International (BVI)	April 26, 2007		related activities
Corporation (“SMIC (BVI)”)

Admiral Investment Holdings	British Virgin Islands	100%	Investment holding
Limited	October 10, 2007

152     SMIC Annual Report 2011

Organization and Principal Activities

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
SMIC Shenzhen (HK)	Hong Kong	100%	Investment holding
Company Limited	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Shenzhen)	March 20, 2008		of semiconductor products
Corporation*

Siltech Manufacturing (Shanghai)	PRC	100%	Manufacturing and trading
Corporation Limited*	March 3, 2009		of semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.
#	Abbreviation for identification purposes

In addition to the above, the Company has a number of wholly owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 27 April, 2012	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director